   As filed with the Securities and Exchange Commission on January 14, 1999
                                                      Registration No. 333-67407
================================================================================


                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                            -----------------------

                              Amendment No. 2 to
                           REGISTRATION STATEMENTOn
                                   FORM SB-2
                                     Under
                          THE SECURITIES ACT OF 1933

                            -----------------------
                           NEWS COMMUNICATIONS, INC.
                (Name of Small Business Issuer in its charter)

            Nevada                              2711                    13-3346991
(State or Other Jurisdiction of     (Primary Standard Industrial     (I.R.S. Employer
Incorporation or Organization)      Classification Code Number)     Identification No.)

                            -----------------------
                       174-15 Horace Harding Expressway
                         Fresh Meadows, New York 11365
                                (718) 357-3380
(Address and telephone number of principal executive offices and principal place of business)

                               MICHAEL SCHENKLER
                                   President
                           News Communications, Inc.
                       174-15 Horace Harding Expressway
                         Fresh Meadows, New York 11365
                                (718) 357-3380
           (Name, address and telephone number of agent for service)

                                  Copies to:

                             Paul J. Pollock, Esq.
                            Piper & Marbury L.L.P.
                          1251 Avenue of the Americas
                              New York, NY 10020
                                (212) 835-6000
                            Fax No.: (212) 835-6001

  Approximate date of commencement of proposed sale to the public: As soon as practical after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ] ___________

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

  If this Form is a post-effective amendment filed pursuant to Rule 464(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier registration statement for the same offering. [ ] ___________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ] ___________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. It may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements. Unless we say otherwise, the statements in this prospectus assume an exercise price of $1.50 per share, and give effect to a one-for-three reverse split of the common stock that became effective on January 14, 1999.

     Some of the statements contained in this prospectus under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis or Plan of Operations" and "Business" are forward-looking. They include statements concerning strategy, liquidity and capital expenditures, debt levels and the ability to obtain financing, service debt, competitive pressures in the newspaper business, legal proceedings and regulatory matters and general economic conditions. Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Risk Factors."

                                 Our Business

     News Communications, Inc. publishes and distributes community oriented newspapers and targeted audience publications. The publications serve specific geographic communities and, in most instances, are distributed free of charge to selected residences and businesses in those communities. Each publication focuses on the lifestyle, culture, arts, entertainment, politics and social issues of particular interest to the communities it serves. The principal source of our revenues is the sale of advertising space in our publications. It accounted for 92% of our revenues for the fiscal year ended November 30, 1997, 89% of our revenues for the fiscal year ended November 30, 1996 and 92% of our revenues for the nine months ended August 31, 1998.

     The following table sets forth selected information relating to our portfolio of print publications as of November 13, 1998.

Publication                                  Community Served
-----------                                  ----------------
Manhattan Spirit, The Blade,
   Chelsea-Clinton News*, and Westsider*.... West Side of Manhattan, NYC

Our Town.................................... Upper East Side of Manhattan, NYC

Dan's Papers and Montauk Pioneer............ Eastern Long Island, New York

Queens Tribune, Western Queens Tribune,
   and Bayside Trib at Home................. Borough of Queens, NYC

Riverdale Review and Bronx Press Review*.... Riverdale section of the Bronx, NYC

Long Island Lifestyles, Long Island Market, The South
   Shore Record* (Five Towns), Lynbrook USA*,
   Malvern Community Times*, Rockville Centre News
   & Owl*, Oceanside Beacon*, Baldwin Citizens*, East
   Rockaway Observer*, Valley Stream MAILleader*,
   The Independent Voice of Long Beach*, Oceanside
   and Island Park*, Elmont Life, Franklin Square
   Life and West Hempstead Life.... Nassau County, New York

The Hill........................... Weekly paper devoted to coverage of US
                                    Congress

Brooklyn Skyline................... Borough of Brooklyn, NYC

     *  Paid circulation newspapers

     News Communications has developed a regional group of publications in the greater New York City metropolitan area. We believe this strategy has been attractive to advertisers seeking a broad New York metropolitan area audience. We also believe that we can take advantage of economies of scale, combination of operations and other synergies not available to individual publications. We intend to purchase more publications and seek other growth opportunities in the New York region. We also plan to expand to other areas as resources permit such as New Jersey, Connecticut, Massachusetts and resort communities throughout the United States. Our executive offices are located at 174-15 Horace Harding Expressway, Fresh Meadows, New York 11365, and our telephone number is (718) 357-3380.

                                 The Offering

Description of the rights
 offered All holders of common stock or convertible preferred stock on December 18, 1998 will receive a right to purchase a minimum of 1 share and a maximum of 2 shares, based on availability, of common stock for every share owned. This means that, after each holder who exercised his right to purchase any shares in this offering has received one share, each holder who exercised his right to receive 2 shares shall receive one additional share for each share owned, provided that the number of shares remaining in the offering is sufficient. If the number of shares remaining is insufficient, each holder shall receive a pro rata portion of the remaining shares based upon the number of shares owned by such holder, subject to upward adjustment to avoid the issuance of fractional shares.

The exercise price of the
 rights The exercise and purchase price will be $1.50 per share.

When you can exercise your rights     The rights will only exercisable from the
                                      period beginning on January 14, 1999 and
                                      ending on February 14, 1999 at 5:00 p.m.,
                                      New York City time.

How your rights will be evidenced     Each shareholder will receive a
                                      certificate representing the non-
                                      transferable right. Shares should be ready
                                      for delivery on or about February 14,
                                      1999, against payment in immediately
                                      available funds.

Obligations of Wilbur L. Ross, Jr.
Melvyn I. Weiss and J. Morton Davis   Messrs. Ross, Weiss and Davis, or their
                                      designees, will purchase, at the exercise
                                      price, any shares offered in the rights
                                      offering that have not been purchased
                                      through the exercise of the rights, in the
                                      following percentages:

                                                Mr. Ross     15%
                                                Mr. Weiss    35%
                                                Mr. Davis    50%

                                      As a result, they may be deemed
                                      underwriters for purposes of the
                                      Securities Act.

Number of shares of common stock
offered in the rights offering        3,833,333 shares.

Common stock to be outstanding
after the rights offering             6,569,125 shares. For an explanation of
                                      certain shares not included in this
                                      amount, see "Capitalization."

Use of proceeds                       Working capital and other general
                                      corporate purposes, including possible
                                      acquisitions and investments in other
                                      businesses.

                         Summary Financial Information

     The following summary financial information is taken from our Consolidated Financial Statements included elsewhere in this prospectus and should be read along with the Consolidated Financial Statements and the related Notes.

     In the table titled Balance Sheet Data, the information contained in the

          (a) "Pro Forma" column includes refinancing of our long-term debt,

          (b) "Pro Forma As Adjusted" column includes the sale of 3,833,333 shares of common stock at a price of $1.50 per share as a result of this offering and our receipt of the proceeds and

          (c) "Total Assets" includes goodwill of $3,271,629.

     Income Statement Data:

                                                       Year ended November 30,             Nine Months Ended August 31,
                                                       -----------------------             ---------------------------
                                                      1996                 1997                 1997                1998
                                                      ----                 ----                 ----                ----
Net Revenue................................         $16,614,501          $17,523,952         $13,051,666         $13,654,111
Operating Expenses.........................         $19,123,415          $19,832,177         $13,433,226         $13,996,299
Interest Expense...........................         $  (177,471)         $  (200,948)        $  (143,101)        $  (240,173)
Net Income (Loss) Available to Common
 Stockholders..............................         $(3,881,428)         $(2,954,215)        $  (872,829)        $  (742,361)

Net Income (Loss) per Share of Common Stock
                                                         $(1.47)              $(1.08)              $(.33)              $(.27)
Average Number of shares...................           2,663,999            2,710,918           2,650,884           2,730,378

     Balance Sheet Data:

                                                                              August 31, 1998
                                                                              ---------------
                                                                                               Pro Forma
                                                                                               ---------
                                                         Actual             Pro Forma         As Adjusted
                                                         ------             ---------         -----------
Total Assets                                           $ 7,988,416          $7,988,416        $13,453,166
Long-Term Debt                                         $         0          $2,500,000        $  2,500,00
Working Capital                                        $(1,913,553)         $  586,447        $ 6,051,197
Stockholders' Equity                                   $ 1,766,646          $1,766,646        $ 7,231,396

                                  RISK FACTORS

     The securities we are offering involve a high degree of risk, including the risks described below. You should carefully consider the following risk factors which affect our business and this offering before investing in the securities.

We Have Had Insufficient Revenues to Satisfy Our Ongoing Expenses of
Operation

     Due to our history of losses, we cannot assure you that we will ever be profitable. Our revenues have not been sufficient to satisfy our ongoing expenses of operation. We had net losses of $2,954,215 and $3,881,428 for the fiscal years ended November 30, 1997 and 1996, respectively, and $742,361 for the nine months ended August 31, 1998. As of August 31, 1998, our accumulated deficit was $14,816,018. See "Management's Discussion and Analysis or Plan of Operations" for a more detailed discussion of our losses, sources of funds for operations and other financial information.

We are Dependent on Advertising Revenues Which Account for Almost All of our Revenues

     A change in the overall economy or economic conditions affecting our advertisers in our publishing schedules and discount programs would have a significant negative impact on advertising revenues, particularly if any lost advertisers could not be replaced. This is due to the fact that advertising revenues made up nearly 92% of our revenues in fiscal 1997, and we do not have long-term contracts with our advertisers, so any advertiser can terminate at any time. In addition, our publishing schedules and advertising discount programs affect the amount of advertising revenues.

     If we do not compete successfully for advertisers and readers, if our advertising revenues are negatively impacted by the overall economy or economic conditions affecting our advertisers, then our financial condition will be negatively affected as well. Competition for advertising dollars is primarily based on advertising rates, the nature and scope of readership, reader response to advertisers' products and services and the effectiveness of sales efforts.

Our Success is Dependent on Readership Interest Necessary to Attract and Hold Advertisers

     We cannot be sure that our existing publications will keep or increase their present level of acceptance to advertisers. Our likelihood of success must be considered in light of the difficulties in growing and maintaining the readership interest necessary to attract and hold advertisers, our principal source of revenue. Even if they attain greater acceptance, that does not mean we will be able to recover our development and acquisition costs or become profitable on an ongoing basis.

Because Our Publications are Made from Paper, Increases in Paper Costs May Cause Further Losses

     Paper is the principal raw material for our publishing operations. Paper is provided by our contract printers. We utilize three different printers in the New York metropolitan area and monitor the paper markets with them. Even though we believe that we purchase paper and printing very effectively and that our long-term relationships in the industry should allow us to continue to do so, we cannot be sure the price of paper will not increase, or that we will be able to recover any paper cost increases by increasing advertising or subscription rates. Any substantial cost increase in paper will have a significant negative affect on the results of operations. See "Management's Discussion and Analysis or Plan of Operations" for additional discussion regarding costs of operations.

Holders of Our $10 Convertible Preferred Stock Have the Right to Nominate Half of Our Board of Directors and to Approve Mergers

     So long as at least 100,000 shares of $10 convertible preferred stock are outstanding, the holders of this class of stock have the right to nominate and elect half of the directors that make up our Board of Directors. They also have the right to approve any sale of all or substantially all of our assets or a merger or other similar transaction which we propose to undertake. As a result of these rights, the holders of the $10 convertible preferred stock and the directors they elect are able to prevent us from undertaking any action or entering into any agreement with which they do not agree even if such action or agreement may be beneficial to our business or to the holders of other classes of our securities.

Three Stockholders Own or Control a Substantial Amount of Our Stock and May, Therefore, Influence our Affairs

     Wilbur L. Ross, Melvyn I. Weiss and J. Morton Davis beneficially own more than 50% of our outstanding common stock on a fully-diluted basis. Their percentage ownership will increase if all of the rights are not exercised by our current shareholders by virtue of their commitment to purchase any unsubscribed rights. Accordingly, even after the number of shares of $10 convertible preferred stock fall below 100,000, Messrs. Ross, Weiss and Davis, if they were to act together, will be able to control our business and affairs.

The Disproportionate Voting Rights of Our $10 Convertible Preferred Stock May Discourage Beneficial Transactions

     The disproportionate voting rights between the $10 convertible preferred stock and the common stock could have an adverse effect on the market price of the common stock. Such disproportionate voting rights may make News Communications a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by holders of our common stock. Such disproportionate voting rights may also deprive holders of the common stock of an opportunity to sell their shares at a premium over then prevailing market prices for the common stock.

We Face Strong Competition for Advertisers in the Newspaper Business

     Many of our competitors have a competitive advantage over us by virtue of their longer standing market positions and better name recognition, as well as greater marketing and financial resources. The newspaper business is extremely competitive, and our publications compete for advertising dollars directly with other newspapers and magazines which are distributed without charge in the areas in which we distribute our publications. Our publications also compete with paid circulation newspapers and magazines which are sold in the areas in which our publications are distributed, as well as with other advertising media such as radio and television.

We May Not Be Able to Retain The Key Personnel We Need to Succeed

     If any officers or the following key personnel cease employment with us before we find qualified replacements, it might have a significant negative impact on our publications and overall business. Our success is dependent upon the personal efforts and abilities of our executive officers, including Jerry Finkelstein, Chairman of the Board, Wilbur L. Ross, Chief Executive Officer, and Michael Schenkler, President. We are also dependent upon certain key personnel who are publishers and/or editors of our publications. These key personnel include Dan Rattiner, the publisher and editor of Dan's Papers, Thomas Allon, the publisher and editor-in-chief of Manhattan Spirit and Our Town and Marty Tolchin, the publisher and editor-in-chief of The Hill. We do not maintain key-man life insurance on any of our employees.

     We are currently searching for a new Chief Executive Officer to replace Wilbur L. Ross, who has decided to relinquish that position as soon as a replacement is found. Qualified persons for such a position are scarce, and the competition for them is great. As a result, we cannot be certain that we will be able to hire someone as knowledgeable as Mr. Ross.

The Offering Price of the Common Stock is Higher Than its Current Market
Price

     The offering price of the shares was based upon factors including the market price of our common stock at the time the Board of Directors authorized this rights offering and the decision by the Board of Directors that such price represents the market value of our common stock regardless of the lower current market price. As a result, the offering price does not necessarily reflect the price at which our shares may be sold in the public market during or after the offering. See "Price Range of Common Stock and Dividend Policy" for the current market price of our common stock.

Our Common Stock May be Subject to Great Price Volatility

     The public markets, in general, have from time to time experienced extreme price and volume fluctuations, which have in many cases been unrelated to the operating performance of particular companies, and the market for stocks of companies with smaller amounts of capital like ours can be subject to greater price volatility than the stock market in general. In addition, factors such as new products by our competitors or other companies, potential litigation, and strategic alliances may have a significant impact on the market price of the common stock. See

"Price Range of Common Stock and Dividend Policy" for a summary of the high and low closing bid prices of the common stock for each fiscal quarter in the past three years.

We Have Received a Temporary Exception from The Nasdaq SmallCap Market Listing Maintenance Requirements and May Be Delisted After this Offering if Our Plan to Regain and Maintain Compliance Does Not Succeed

     Our common stock may be delisted from The Nasdaq SmallCap Market if we are unable to continue to satisfy the requirements for maintaining such Nasdaq listing after this offering.

     On July 29, 1998, following an expedited written hearing before a Nasdaq Listing Qualifications Panel, a determination was made that News Communications had failed to meet The Nasdaq SmallCap Stock Market minimum net tangible asset requirement and the minimum market capitalization requirement. As a result, Nasdaq decided that our shares would be delisted from The Nasdaq SmallCap Stock Market. After a hearing was held before Nasdaq staff on October 1, 1998, we were subsequently advised by Nasdaq that we may continue to list our common stock on The Nasdaq SmallCap Stock Market despite our failure to meet Nasdaq's minimum net tangible asset requirement and minimum market capitalization requirement, provided that we follow through with our plan to regain compliance with these requirements on or before February 15, 1998. This plan includes:

     . effecting a 1-for-3 reverse stock split to raise the closing bid price of our common stock above $1.00 per share. This occurred on January 14, 1999; and

     .    raising capital through this offering.

     Immediately after the reverse split, the closing bid price must meet or exceed $1.00 per share for a minimum of ten consecutive trading days. In addition, we must make a public filing with the SEC and Nasdaq evidencing the completion of this offering and achieving net tangible assets of $3,000,000. Although we are in the process of completing the proposed plan to regain compliance with the requirements for continued listing, we cannot be sure that the closing bid price of the shares will meet or exceed $1.00 per share for ten days after the reverse split and, therefore, that the shares will remain listed on The Nasdaq SmallCap Stock Market. If our securities are excluded from The Nasdaq SmallCap Stock Market, it may negatively affect the prices of the securities and your ability to sell them.

If We are Delisted from the Nasdaq SmallCap Market, Our Investors May Find it More Difficult to Trade Our Common Due to the "Penny Stock" Rules

     In the event that our shares are delisted, we anticipate that they will continue to be traded on the Nasdaq's Electronic Bulletin Board. In that event, trading in our shares would be covered by "penny stock" rules promulgated for non-Nasdaq and non-exchange listed securities. Under these rules, any broker/dealer who recommends our shares to persons other than prior customers and investors meeting certain financial requirements, must, prior to sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction. Securities are exempt from these rules if the market price is at least $5.00 per share.

     The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market.

     If our shares become subject to the regulations on penny stocks, the price and ability to sell our shares would be severely affected because the shares could only be sold in compliance with the penny stock rules. We cannot be sure that our securities will not be subject to the penny stock regulations or other regulations that would negatively affect the market for our securities.

The Issuance of Shares of Common Stock Upon the Exercise of Options and Warrants, Upon the Conversion of Our Classes of Convertible Preferred Stock and Upon the Sale of Shares By Persons Exercising Registration Rights Will Cause Dilution to Our Current Stockholders

     As of the date of this prospectus, there were outstanding various options, warrants and shares of preferred stock which, if exercised or converted by the holders, entitle them to purchase up to 1,579,926 shares of common stock at exercise or conversion prices ranging from $3.75 to $9.38 per share.

     The exercise or conversion of any of such securities will most likely occur at a time when our stock price exceeds the conversion or exercise price. This would decrease the value of our common stock. The existence of these securities could have a negative impact on the terms we could negotiate for additional financing. In addition, some holders of common stock, preferred stock, options and warrants have registration rights with respect to the securities. Registration rights enable these securityholders to register for sale their shares of common stock and the shares of common stock underlying their preferred stock, options and warrants. As a result, these shares of common stock become freely tradable. These registration rights could be a substantial future expense and could negatively affect any future equity or debt financing, because such rights often deter underwriters from agreeing to perform an offering due to decreased compensation for the underwriters. Also, the sale of these shares held by or issuable to persons holding registration rights could have a negative effect on the market price, of our shares as a result of their dilutive effect.

The Sale of Shares of Common Stock Pursuant to Rule 144 May Decrease the Stock Price

     Approximately 50,000 shares of our common stock, upon conversion of the $10 convertible preferred stock series 2, are "restricted" securities as that term is defined in Rule 144 under the Securities Act. Of the restricted shares, none have been held for over one year. Possible or actual sales of restricted common stock by our current stockholders under Rule 144 or otherwise may in the future decrease the price of our shares in any market which exists or which may develop. See "Shares Eligible for Future Sale" for information on additional shares eligible and an explanation of Rule 144.

The Issuance of Any of Our Authorized and Unissued Shares of Common Stock and Preferred Stock May Cause Dilution to Our Current Stockholders.

     We are authorized to issue 100,000,000 shares of common stock, of which

      .   2,735,791 shares are presently outstanding,

      . 447,259 are reserved for issuance upon conversion of outstanding preferred stock, and

      . 1,132,667 shares are reserved for issuance upon exercise of currently outstanding options and warrants.

     The balance of the authorized common stock will be issuable in the discretion of the Board, and will not require stockholder approval. Although the Board currently has no plans to issue any unissued shares except in payment of dividends on the 10% preferred stock, the issuance of any new shares would have the effect of diluting the interests of our existing stockholders.

     We are also authorized to issue 500,000 shares of "blank check" preferred stock. Blank check preferred stock is preferred stock that may be issued from time to time in such classes or series and with such terms, rights and preferences as the Board of Directors may choose. 26 shares designated 10% non-voting convertible preferred stock, 114 shares designated 8% convertible preferred stock, 200 shares designated 12% convertible preferred stock, 220,000 shares designated $10 convertible preferred stock are issued and outstanding. The balance of the authorized preferred stock may be issued in the discretion of the Board, without stockholder approval, with dividend, liquidation, conversion, voting or other rights which could negatively affect the voting power or other rights of owners of our common stock or other series of preferred stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a way to discourage, delay or prevent a change in control of News Communications, Inc. which in turn could discourage bids for us and prevent stockholders from receiving the maximum value for their shares. See "Description of Securities" for a discussion of the terms, rights and preferences of our currently outstanding securities.

Our Management has Broad Discretion in the Application of Proceeds Which May Increase the Risk that the Proceeds will not be Applied Effectively

     Proceeds of this offering will not be allocated for specific purposes but will be used for working capital and general corporate purposes. With such broad discretion in how to use the money, there is increased risk that the Board of Directors will fail to apply it effectively. In addition, although we have no agreement, arrangement or understanding with respect to the purchase of any other business, should an opportunity arise, the Board of Directors will have the power to approve such acquisition without the consent of our stockholders. This means that stockholders will have no voice with regard to our future operations and are subject solely to the business judgment of management.

We Have Limitations on How and When We Can Pay Dividends

     We have never paid any dividends on our common stock and do not believe we will pay any dividends on the common stock in the near future. Provisions of the outstanding series of preferred stock also restrict our ability to pay dividends on the common stock. Applicable provisions of Nevada corporate law affect our ability to declare and pay dividends and could significantly limit, or even prohibit, our ability to pay dividends in the future. Specifically, Nevada corporate law prohibits us to pay dividends if it would prevent us from paying our customary debts in running our Business as they become due. Also, payment of dividends would be prohibited if it would cause the total of our assets to be less than the amount required, to pay, upon dissolution of News Communications, all amounts owed to stockholders with superior rights to those stockholders receiving the dividend.

The Failure of Our Advertisers to be Year 2000 Compliant Could Negatively Impact Our Business

     The Year 2000 issue arose from computer programs which were written using two digits rather than four to define the applicable year. For example, date-sensitive software may recognize a date using "00" as the Year 1900 rather than the Year 2000. Such misrecognition could result in system failures or miscalculations causing disruptions of operations in our systems and/or in the systems of our suppliers including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We have determined that our accounting system is the only operating program that is not Year 2000 compliant. Management believes that the estimated costs to modify or replace this system before the Year 2000 are not significant. In addition, certain of our advertisers have informed us that they do not anticipate problems in their business operations due to Year 2000 compliance issues. However, we are currently unable to determine the extent to which Year 2000 issues will affect our other advertisers, or the extent to which we would be vulnerable to their failure to fix any of their Year 2000 problems. See "Management's Discussion and Analysis or Plan of Operation Impact of Year 2000 Compliance" for detailed information on our risks regarding and contingency plans for year 2000 issues.

                                 THE OFFERING

Why We are Selling Shares Through a Rights Offering

     Although the rights offering is essentially a public offering directed to our stockholders, we believe that the rights offering provides several advantages over a traditional public offering. The offering gives us the opportunity to offer our common stock to investors who, as our current stockholders, already have some knowledge of our business, and to distribute the securities to a more stable stockholder base.

     We determined the exercise price based upon our current market price.

What You Can Do with Your Rights

     You may purchase a minimum of 1 share for every share owned and up to 2 shares, if available, for every share owned on the basis of each right you receive. If more than 3,833,333 shares are subscribed for, stockholders who have exercised their right to purchase more than one share will have their subscription reduced proportionately. You may not exercise rights for fewer than 10 shares in an account. If you hold shares in multiple accounts, you must meet the minimum purchase requirement for each account. You may, however, consolidate your rights into one account. You should consult with your regular investment advisor and carefully consider your alternatives. See "Prospectus Summary - The Offering Description of the Rights Offered" for further explanation on purchasing 1 or 2 shares.

When You Can Exercise Your Rights

     You can exercise your rights at any time during the period beginning on January 14, 1999 and ending at 5:00 p.m., New York City time, on February 14, 1999. After that date, you will not be able to exercise your right, and it will be worthless, regardless of when you sent your right to the transfer agent for exercise.

The Shares May Not Be Registered in the State Where You Live

     You may reside in a jurisdiction in which the shares offered are not registered or may not be qualified for issuance or sale under the state securities laws. In that case, we cannot issue shares of common stock to you unless the shares could be registered or otherwise qualified for sale in the jurisdiction to which you move, unless an exemption from such registration or qualification exists in such jurisdiction. We cannot be sure you will be able to legally exercise your right to purchase the shares.

How You Can Exercise Your Rights

     You may exercise your rights by completing and signing the election to purchase form that appears at the end of each rights certificate. You must send the completed and signed form, along with payment in full of the exercise price for all shares that you wish to purchase to Continental Stock Transfer & Trust Company. We will not honor any exercise of rights received by Continental Stock Transfer & Trust Company after February 14, 1999.

     We will, however, accept your exercise if Continental Stock Transfer & Trust Company has received full payment of the exercise price for shares, and has received a letter or telegraphic notice from a bank, trust company or member firm of the New York Stock Exchange or the American Stock Exchange setting forth your name, address and taxpayer identification number or Social Security Number, the number of shares you wish to purchase, and guaranteeing that a properly completed and signed election to purchase form will be delivered to Continental Stock Transfer & Trust Company by the date stated above.

     We suggest, for your protection, that you deliver your election to purchase form and payment to Continental Stock Transfer & Trust Company by overnight or express mail courier or by hand delivery. If you mail your rights, we suggest that you use registered mail. If you wish to exercise your rights, you should deliver them and payment for the exercise price as follows:


                        Continental Stock Transfer & Trust
                        Company
                        2 Broadway
                        New York, New York  10004


     You must pay the exercise price in U.S. dollars by check or money order payable to the "News Communications, Inc. Escrow Account." Continental Stock Transfer & Trust Company will issue certificates to you representing the common stock purchased through the exercise of rights by March 14, 1999. Until that date, Continental Stock Transfer & Trust Company will act as escrow agent and, therefore, will hold all funds received in payment of the exercise price in escrow and will not deliver any funds to us until the shares have been issued.

     If you are a broker or depository who holds our shares for the account of others and you receive rights certificates for the account of more than one beneficial owner, you should provide copies of this prospectus to the beneficial owners. You should also carry out their intentions as to the exercise or transfer of their rights.

     We will decide all questions as to the validity, form, eligibility and acceptance of subscription forms, including questions as to times of receipt, beneficial ownership, compliance with minimum exercise provisions and calculation of the total exercise price. We will not accept any alternative, conditional or contingent subscriptions. We reserve the absolute right to reject any subscriptions not properly submitted. In addition, we may reject any subscription if the acceptance of the subscription would be unlawful. We also may waive any irregularities or conditions in the subscription of shares of common stock, and our interpretations of the terms and conditions of the rights offering shall be final and binding.

     If you are given notice of a defect in your subscription, you will have five business days after the giving of notice to correct it. You will not, however, be allowed to cure any defect later than February 14, 1999. We are not obligated to give you notification of defects in your subscription. We will not consider an exercise to be made until all defects have been cured or waived. If your exercise is rejected, your payment of the exercise price will be promptly returned by March 14, 1999.

What Happens to the Unsubscribed Shares

     Wilbur L. Ross, Jr., Melvyn I. Weiss and J. Morton Davis, or their designees, will purchase any unsubscribed shares remaining unsold after the rights offering. See "The

Offering - Obligations of Wilbur L. Ross, Jr. Melvyn I. Weiss and J. Morton Davis" for the specific percentage of unsold shares that each such person has agreed to purchase.

     Messrs. Ross, Weiss and Davis must purchase these shares no later than February 14, 1999. We intend to supplement the prospectus after the rights exercise period is over to set forth the results of the rights offering, and the number of unsubscribed shares purchased, if any.

What Happens if the Rights Offering is Canceled

     Messrs. Ross, Weiss and Davis have the right to cancel the rights offering if certain conditions are not satisfied or if certain circumstances exist prior to the closing date of the offering. If you exercise rights and the rights offering is canceled, Continental Stock Transfer & Trust Company will promptly return to you, without interest, any payment received in respect of the exercise price, and you will not receive any of our shares. Trades in the when-issued shares of common stock in the market would be canceled if the offering is not consummated.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following general summary of the material federal income tax consequences of the rights offering is based upon the advice of Piper & Marbury L.L.P., counsel to News Communications, Inc. It does not discuss all of the federal income tax consequences which may affect a particular investor, nor does it describe state, local, foreign or other tax consequences. HOLDERS OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX TREATMENT TO THEM OF THE RIGHTS OFFERING.

     Receipt of rights. In general, a distribution of rights to acquire common stock, pro rata with respect to common stock, does not result in taxable income to holders of the common stock. However, where a distribution results in (i) the receipt of property, including cash, by some shareholders, and (ii) an increase in the proportionate interest of other shareholders in the corporation, the fair market value of the rights is treated as a taxable distribution, as described below. Since News Communications, Inc. has paid cash dividends with respect to the 8% preferred stock and the 12% preferred stock, and the receipt of the rights will result in an increased proportionate interest by the holders of common stock, the receipt of rights will be treated as a taxable distribution.

     The amount of the taxable distribution will be equal to the fair market value of the rights at the time they are distributed. Since the rights will not be transferable, it may be difficult to establish such fair market value. Such distribution will be treated as a dividend to the extent News Communications, Inc. has either accumulated earnings and profits on the date the rights are distributed or current earnings and profits for the year which includes such date. To the extent the fair market value of the rights exceeds such earnings and profits, it will be treated, first, as reducing a holder's basis in the common stock, but not below zero, with respect to which such right was distributed. Any additional amount in excess of such basis will be treated as having been received in exchange for the common stock, and, assuming such common stock is held as a capital asset, will give rise to capital gain.

     A holder's basis in a right will be equal to its fair market value on the date of distribution. A holder's holding period in rights received with respect to common stock will not include his holding period for the common stock with respect to which such rights were distributed.

     News Communications, Inc. believes that the rights are not likely to have significant value, and it will not have accumulated earnings and profits as of the date of the rights distribution or current earnings and profits for the year which includes such date. Therefore, it is not anticipated that the distribution of rights will have significant tax consequences to a holder of common stock.

     Exercise of rights. No taxable income will be recognized upon the purchase of common stock pursuant to the exercise of a right. A holder who acquires common stock upon such exercise will have a basis in the common stock equal to the sum of his basis, if any, in the rights which are exercised, determined as discussed above, plus the exercise price paid. The holder's holding period for the common stock acquired upon exercise of a right will begin on the date of exercise, and will not include his holding period for the right.

     Lapse of rights. If a right lapses without having been exercised, the holder will recognize a loss equal to his basis, if any, in the right. Such loss will be capital loss, assuming the common stock would have been a capital asset in the holder's hands, and will be long-term or short-term depending upon whether the holder's holding period in the lapsed rights, which, as discussed above, will not include his holding period for the common stock with respect to which the rights were received, is more than one year.

                                USE OF PROCEEDS

     The net proceeds to be received by News Communications upon consummation of the offering are estimated to be approximately $5,750,000. Such amounts will be used for working capital and other general corporate purposes as and when received. A portion of such proceeds may be used in the future for additional acquisitions of or investments in other businesses, both related or non-related to our newspaper business. Such investments could include controlling or non-controlling or minority interests. We are in the process of identifying appropriate candidates for acquisitions. Until utilized, the net proceeds of this offering will be invested in short-term United States Government securities, certificates of deposit, money market funds and other short-term or long-term interest-bearing investments and investment grade common equities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our shares trade on The Nasdaq SmallCap Stock Market under the temporary trading symbol "NCOMC". Assuming that we are in compliance with the requirements for continued listing at consummation, our trading symbol will be NCOME. The following table sets forth, for the periods indicated, the range of high and low closing bid quotations as reported by Nasdaq. The bid quotations set forth above reflect inter-dealer prices, without retail markup, mark-down or commission and may not necessarily represent actual transactions.


                                           High   Low
                                           ----   ---
   Fiscal Year Ended November 30, 1996
      First Quarter.....................  $9.75  $7.14
      Second Quarter....................   8.43   6.39
      Third Quarter.....................   7.50   4.89
      Fourth Quarter....................   7.68   3.00

   Fiscal Year Ended November 30, 1997
      First Quarter.....................  $8.64  $5.91
      Second Quarter....................   7.50   5.25
      Third Quarter.....................   6.75   4.89
      Fourth Quarter....................   7.32   4.50

   Fiscal Year Ended November 30, 1998
      First Quarter.....................  $5.85  $3.42
      Second Quarter....................   4.68   3.60
      Third Quarter.....................   3.96   2.52
      Fourth Quarter....................   3.28   1.22


     On January 12, 1999, the last reported sales price for the common stock on The Nasdaq SmallCap Stock Market was $1.31 per share. At January 12, 1999, we had 936 stockholders of record. We estimates there are approximately 2,100 beneficial owners of our common stock.

     We have never paid cash dividends on our common stock and do not expect to pay such dividends in the foreseeable future. We currently intend to retain any future earnings for use in our business. The payment of any future dividends on our common stock will be determined by the Board in light of the conditions then existing, including our financial condition and requirements, future prospects, restrictions in future financing agreements, business conditions and other factors deemed relevant by the Board.

     Dividends on the 10% preferred stock are payable annually in an amount of $500 per share of 10% preferred stock, in cash or in shares of common stock having a fair market value of $500, payable on September 19th of each year. Dividends on the 10% preferred stock may be paid in shares of common stock to the extent News Communications has sufficient authorized but unissued common stock even if we have sufficient assets or net profits to pay such dividends in cash. It is anticipated that any permitted dividends will, at least in the foreseeable future, continue to be paid in common stock. See "Description of Securities" and "Consolidated Financial Statements" for more information regarding our securities and any dividends we have paid.

                                CAPITALIZATION

     The following table sets forth the capitalization of News Communications at August 31, 1998 adjusted for the one for three reverse stock split and as adjusted to give effect to the issuance of 3,833,333 shares of common stock upon completion of the offering, if required, and the application of the estimated net proceeds therefrom.

     The information contained in the "As Adjusted" column assumes that no proceeds of offering will be used to retire debt.

     The 6,619,458 shares of common stock outstanding as adjusted excludes up to

           . 122,223 shares issuable upon the exercise of stock options granted and that may be granted under our 1987 Stock Option Plan,

           . 500,000 shares issuable upon the exercise of options granted and that may be granted under our Discretionary Directors and Officers Stock Option Plan,

           . 166,667 shares issuable upon the exercise of options granted under our Non-discretionary Directors Stock Option Plan,

           . 437,296 shares issuable upon conversion of outstanding shares of various series of preferred stock, and

           . 54,048 shares issuable upon the exercise of other outstanding warrants and options.

                                                                                   Actual          As Adjusted
                                                                                   ------          -----------
Long-term Debt                                                               $          0         $          0
Stockholders' Equity:
     Preferred Stock, $1.00 par value, 500,000 shares authorized
       10% Convertible Preferred Stock, 1,250 shares
         authorized, 26 outstanding and as adjusted                         $          26         $         26
       8% Convertible Preferred Stock, 500 shares authorized,
         114 outstanding and as adjusted                                              114                  114
       12% Convertible Preferred Stock, 200 shares authorized
         and outstanding and as adjusted                                              200                  200
       $10 Convertible Preferred Stock, 220,000 shares authorized,
         and outstanding and as adjusted                                          220,000              220,000
       Paid-in Capital Preferred Stock                                          2,257,025            2,257,025
     Common Stock, $.01 par value, 100,000,000 shares
       authorized, 2,786,124 issued, 6,619,458 as adjusted                         27,861               66,194
       Paid-in Capital Common Stock                                            14,486,167           19,912,584
       (Deficit)                                                              (14,816,018)         (14,816,018)
                                                                              -----------          -----------
         Totals                                                             $   2,175,375         $  7,640,125
         Less: Treasury Stock, 50,333 shares actual and as
             adjusted                                                            (408,729)            (408,729)
                                                                                 --------             --------
             Total Stockholders' equity                                     $   1,699,898         $  7,164,648
                                                                                =========            =========

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of News Communications' results of operations and financial condition. The discussion should be read in conjunction with our audited consolidated financial statements and notes thereto.

RESULTS OF OPERATIONS

Nine Months Ended August 31, 1997 Compared to Nine Months Ended August  31, 1998

     We reduced our net loss for the nine months by $130,000 (15%) from ($872,000) in 1997 to ($742,000) in 1998. Operating loss before interest expense and equity in loss of unconsolidated subsidiary decreased by $40,000 (10%) from ($382,000) in 1997 to ($342,000) in 1998. This decrease is primarily from increased profit at The Hill, which was a result of its strong increase in revenues, offset by an increased loss at Nassau Newspapers. Nassau Newspapers is in a transitional year due to management change and has included replacing marginally profitable third-party printing and distribution revenues with new revenues, primarily from the acquisition of the South Shore Record, while absorbing all the related expenses of the South Shore Record. The additional revenues acquired with the South Shore Record are projected to grow, while the elimination of certain executive and production positions in December 1998 will reduce expenses, and management expects profitability in fiscal 1999. The increase in interest expense of $97,000 (68%) from $143,000 in 1997 to $240,000 in 1998 was a result of the loan from an affiliate of a principal stockholder and officer being outstanding in 1998.

     Our total revenues were $13,654,000 for the nine months of 1998, an increase of almost $602,000 (5%) from $13,052,000 in 1997, while advertising rates remained level. The increase in revenues was attributable primarily to The Hill, where increased sales effort and new sales management resulted in an increase of $866,000 (64%), and Dan's Papers, where capitalization on the continued growth of the market in the Hamptons resort area of Long Island and its positioning as one of the advertising standards on Long Island's east end resulted in an increase of $148,000 (5%). These increases were offset by decreases at the Manhattan newspapers, which in Our Town, Manhattan Spirit and Chelsea Clinton/Westsider, of $521,000 (16%). Management has responded to these decreases by reducing payroll and production costs. During the fourth quarter a new sales manager was brought in and along with other changes in the sales staff, we expect to substantially increase revenues at the Manhattan newspapers. Decreased non-advertising revenues at the Nassau Newspapers was offset by increased revenues from the South Shore Record.

     Salaries and outside labor costs increased $541,000 (8%) primarily as a result of commissions on increased revenues and additional salaries incurred with the acquisition of the South Shore Record.

     Management has undertaken a number of steps to reverse the losses incurred over the past years. In February 1998 we disposed of our Manhattan File subsidiary, which had been continually incurring losses. There were also changes in sales management and staff at The Hill, which also had been incurring losses since its start-up in the fourth quarter of 1994, resulting in a turn to profitability at that subsidiary. We have has also installed new management at Nassau Newspapers where, along the synergies from the acquisition of the South Shore Record, it is expected that there will be a turn towards profitability.

Fiscal Year Ended November 30, 1997 Compared To Fiscal Year Ended November 30, 1996

     1997 was a transitional year for News Communications. New management, which came to us during the last quarter of fiscal 1996, completed its first full year of operation. Its objectives included increasing revenues, implementing cost cutting measures and focusing on the publications which have impacted the bottom line most negatively. New sales management and a new sales team have resulted in a turnaround to profitability at The Hill. We decided to discontinue the money losing operations at Manhattan File and have sold all but a 10% interest in that subsidiary. Completing the transition of Brooklyn Skyline to a newspaper from a shopper, which is a publication with advertising but little editorial content, the introduction of four-color printing and bolstering the sales force has resulted in increasing revenues. A new publisher was installed at the Nassau Newspapers and the South Shore Record was acquired to provide Nassau with access to the high income demographic market of the "Five Towns." The potential additional revenues expected from the acquisition of the South Shore Record have not yet been realized during the current period, and the additional costs, primarily salaries, have not felt the effects of any synergies, thus resulting in a negative impact on the bottom line.

     We increased our revenues 5% ($909,000) from $16,615,000 in fiscal 1996 to $17,524,000 in fiscal 1997 while advertising rates remained level, and loss from continuing operations decreased by 43% ($1,494,000) from a loss of $3,462,000 in fiscal 1996 to $1,968,000 in fiscal 1997.

     The increase in revenues was attributable primarily to:

           . The Hill, where the effect of its high quality editorial content combined with a circulation audit and a change in sales management and staff resulted in an increase of revenues of $936,000 (71%);

           . Brooklyn Skyline, where its increased acceptance as a newspaper and as an advertising force in the community along with its 1996 expansion into a fifth zone helped increase revenues $221,000 (18%); and

           . Dan's Papers where its continuing capitalization on an ever increasing market in the Long Island affluent resort area, the Hamptons, and an increased sales effort combined to increase revenues $374,000 (10%).

     These revenue gains were offset in part by Queens Tribune's decrease of $531,000 (16%), of which $200,000 related to a softening of the advertising market in Queens and $331,000 related to the discontinuance of various low profit margin print and distribution jobs; and the Bronx Newspapers decrease of $124,000 (14%), which was a result of changes in sales management.

     Salaries and outside labor costs increased $79,000 (1%), even as revenues increased by 5%, as budget cuts phased in the beginning of 1996 took their full effect.

     Direct mechanical costs decreased $492,000 (8%) primarily as a result of the decrease and stabilization of newsprint prices, coupled with the renegotiation of printing contracts. In addition, the reduction in outside printing and distribution jobs, which had high direct mechanical costs associated with them, were offset by lower cost advertising sales helping to keep direct mechanical costs down. We believe that the changes made during 1996-97 will be more fully reflected in improved operating results during fiscal 1997-98.

Discontinued Operations

     We owned 90% of Manhattan File Publishing, Inc. ("MFPI"), publisher of Manhattan File, a monthly with additional special issues annually, 4-color, perfect bound, glossy magazine, until February 1998, when we sold 80% of MFPI to an employee. We now own 10% of MFPI and the employee owns 90% of MFPI. All financial results for 1997 and 1996 attributable to Manhattan File have been reclassified as discontinued operations.

Effects of Inflation

     We do not believe that inflation has had a significant impact on our financial position or results of operations in the past three years.

Liquidity and Capital Resources

     At August 31, 1998, we had a shortage of current assets over current liabilities in the amount of approximately $1,914,000. During the quarter ended February 28, 1998, we repaid $100,000 of loans from Chase Manhattan Bank N.A. from cash on hand at the beginning of the year. We repaid $50,000 of the bank loans in October 1998, and repaid the balance of $750,000 in January 1999 from a $1,200,000 loan it received from Messrs. Ross, Weiss and Davis on December 31, 1998. Current obligations will be met from operating cash flow and/or the balance of the January 1999 loans. During the nine months ended August 31, 1998, we paid $337,000 of expenses on behalf of our unconsolidated subsidiaries. This was recorded as an additional investment and was reduced by losses of $160,000. The unconsolidated subsidiaries are start-up companies, and the company made these investments as part of its plan to promote their growth in an effort to attain profitability. We are currently contributing approximately $15,000 per month toward our unconsolidated subsidiaries. That amount is expected to decrease through the middle of fiscal 2000 when profitability should be achieved.

     At November 30, 1997, we had an excess of current assets over current liabilities of approximately $49,000. Net cash used by continuing operations was $1,318,000. During the year ended November 30, 1997, we repaid $275,000 of the bank loans; $421,000 was used to purchase The South Shore Record; and $101,000 was invested in or advanced to the Blade. An additional $100,000 of the bank loans was repaid in December 1997. The funds were provided from cash on hand at the beginning of the year and from a $1,500,000 one-year loan in November 1997 from an affiliate of an officer and stockholder.

     For the year ended November 30, 1997, net cash used by operations was $1,318,184 and cash used for investing activities was $596,400. These funds were provided by $141,421 from the exercise of warrants, $1,500,000 from loans and $1,494,887 from cash on hand at the beginning of the year.

     At November 30, 1996, we had an excess of current assets over current liabilities in the amount of approximately $2,146,000. Net cash used by operations was $2,133,000. The funds were provided from a $1,000,000 two-year loan from our largest stockholder in May 1996, a $675,000 increase in a bank loan and from the issuance of $2,000,000 in $10 convertible preferred stock in October 1996. Approximately $500,000 of the proceeds was used to reduce our accounts payable through November 30, 1996. In February 1997, we repaid $275,000 of the bank loans. We presently have no material commitment for capital expenditures.

     In order to comply with the requirements of NASD Marketplace Rule 4310(c)(2), News Communications is offering its existing stockholders the right to purchase additional shares of its common stock. The gross proceeds of the offering would be approximately $5,750,000.

     Management believes that News Communications will generate positive cash flow for the fiscal year ending November 30, 1998. Although there can be no assurances to this effect, management is confident that it has available a variety of funding sources, such as the private placement of preferred stock and third party loans, to meet News Communication's future cash needs.

Impact of Year 2000 Compliance

     The Year 2000 issue is the result of computer programs which were written using two digits rather than four to define the applicable year. For example, date-sensitive software may recognize a date using "00" as the Year 1900 rather than the Year 2000. Such misrecognition could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We have appointed two of our officers to develop a comprehensive Year 2000 plan with the goal of completing updates to key systems by December 31, 1999.
We have assessed the scope of our risks related to problems our computer systems may have in processing date information related to the Year 2000 and believe such risks are not significant.

     We have identified all of our significant internal software applications which contain source codes that may be unable to appropriately interpret the year 2000 and have already begun to modify or replace those applications. We have determined that our employee payroll system is Year 2000 compliant. Our accounting system is the only operating program that is not Year 2000 compliant, but due to software that we have recently purchased, we believe that it will be compliant by June 1999. Management has spent less than $1,000 to render our payroll system compliant, and estimates that it will spend a maximum of $5,000 to modify our accounting system. Should our accounting system prove not to be Year 2000 compliant, the risk to us would be the inability to electronically bill our advertisers and keep track of their payments. We are prepared to hire additional personnel on a temporary basis to perform our accounting work manually. Performing accounting services manually may be less accurate and more time-consuming than performing such functions by computer. This may result in slower entries of our accounts receivable and payable and slower billing of our advertisers. We are unable to determine the expense that these additional employees will create.

     In addition, we have inquired of certain of our advertisers about their progress in identifying and addressing problems relating to the Year 2000. Several of our advertisers have informed us that they do not anticipate problems in their business operations due to Year 2000 compliance issues, and others have informed us that they have not yet addressed this issue. We are currently unable to determine the extent to which Year 2000 issues will affect our advertisers, or the extent to which we would be vulnerable to their failure to remedy any such problems. However, we anticipate that at least some of our traditional advertisers will not be Year 2000 compliant when the time comes, which will result in their inability to pay us in a timely manner. We are prepared to focus our time and effort on monitoring those accounts, providing assistance if possible and finding alternate advertisers if absolutely necessary. Although we do not expect this to occur, the worst case scenario is that this contingency plan may cause us to incur additional expense, and we may not be able to assist advertisers with their year 2000 problems and, therefore, we may not succeed in generating sufficient advertising revenue to publish some of our publications.

                         NEW ACCOUNTING PRONOUNCEMENTS

Earnings Per Share

     During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share", ("SFAS No. 128") which provides for the calculation of "basic" and "diluted" earnings per share. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share reflects, in periods in which they have a dilutive effect, the effect of shares of common stock issuable upon exercise of stock options. The assumed exercise of various warrants and options would have been anti-dilutive and therefore, was not considered in the computation of diluted earnings per share for November 30, 1997 and August 31, 1998. As required by this Statement, all periods presented have been restated to comply with the provisions of SFAS No. 128.

Comprehensive Income

     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS No. 130") established standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. We do not anticipate that SFAS Nos. 130 will have a material effect on our financial position, results of operations or financial statement disclosures.

Segment Reporting

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", ("SFAS No. 131") which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS No. 131 establishes standards for the way public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We do not anticipate that SFAS No. 131 will have a material effect on our financial position, results of operations or financial statement disclosures.

                                   BUSINESS

     News Communications is a Nevada corporation formed in 1986. It has been primarily engaged, through various wholly-owned and partly-owned subsidiaries, in the publication and distribution of advertiser supported, community oriented newspapers and related targeted audience publications. The community newspapers are directed at specific geographic communities and, for the most part, are distributed free of charge to selected residences and business establishments in those communities. Each publication focuses on the lifestyle, culture, arts, entertainment, politics and social issues of particular interest to the group of communities at which it is directed. Some of the papers publish different editions, with variations in editorial content and advertising, which are distributed to each community in the targeted group. The principal source of our revenues is the sale of advertising space in its publications.

     As used herein, unless the context requires otherwise, the term "we" refers to News Communications, Inc. together with its subsidiaries:

     Publisher                               Publication
     ---------                               -----------

     Access Network Corp. ("Access").......  Manhattan Spirit, formerly called the West Side Spirit

     Tribco Incorporated ("Tribco")........  The Queens Tribune published in nine editions including The Western
                                             Queens Tribune and Bayside Trib at
                                             Home

     Dan's Papers Inc. ("DPI").............  Dan's Papers and Montauk Pioneer

     Manhattan Publishing Corp.............  Our Town

     Parkchester Publishing Co. Inc........  Bronx Press Review and Riverdale
                                             Review (the "Bronx Newspapers")

     Nassau Community Newspaper
       Group, Inc. ("NCNG")................  Lynbrook USA, Malverne Times,
                                             Rockville Centre News & Owl, Valley
                                             Stream MAILeader, Independent Voice
                                             of Long Beach, Oceanside & Island
                                             Park, Rockville Centre-Oceanside
                                             Beacon, Baldwin Citizen, East
                                             Rockaway Observer, Elmont Life,
                                             Franklin Square Life, West
                                             Hempstead Life and Long Island
                                             Lifestyles

     South Shore Publishers, Inc...........  South Shore Record (with NCNG, the
                                             "Nassau Newspapers")

     Capital Hill Publishing, Inc.
       ("Capital Hill")....................  The Hill

     Brooklyn Newspaper Publishing, Inc....  Brooklyn Skyline

     West Side Newspapers Corp.............  Chelsea-Clinton News and Westsider

All of the subsidiaries are wholly-owned except DPI, which is 80% owned by us.

Manhattan Spirit

     The Manhattan Spirit is a weekly free circulation newspaper founded in 1985 which focuses on the lifestyle, culture, arts, entertainment, politics and social issues of interest to the West Side and lower Manhattan. Editors and support staff of Access, together with a variety of contributing free-lance writers and columnists, write and edit all material for each weekly issue of the Manhattan Spirit and perform all composition, layout, and typesetting work. Printing is performed by outside contractors. In addition, the Manhattan Spirit offers graphics and printing services to its customers.

     The Manhattan Spirit has won many awards, including, New York State Bar Association awards for excellence in journalism. Various national and international magazines have reprinted articles from the Manhattan Spirit, including Glamour Magazine and Cosmopolitan International. Editorial content includes columns by well-known columnists in the fields of food and wine, movies and social advice. Other columnists and writers focus on finance, theater and topics of community interest.

     The Manhattan Spirit is published in a 4-color tabloid format. It is distributed each Thursday and Friday by independent contractors in bulk to locations throughout Manhattan. The principal places of distribution are lobbies of luxury apartment buildings, restaurants, banks, supermarkets and various other business establishments, as well as in sidewalk distribution boxes.

Our Town

     Our Town, is a 27-year-old weekly publication distributed in a single edition predominantly on the Upper East Side of Manhattan. We acquired Our Town in May 1991. Almost all of its income derives from display and classified advertising.

     Our Town is published in a 4-color tabloid format. Delivery is made by independent contractors to apartment house lobbies, banks, supermarkets and sidewalk distribution boxes.

Dan's Papers

     Dan's Papers focuses on the lifestyle, culture, arts, entertainment, politics and social issues of interest to the resort areas of the South and North Forks of Eastern Long Island, New York, particularly the wealthy Hamptons resort area. Its articles and columns include humor, news, celebrity profiles, reviews of art gallery shows, restaurants, concerts, nightclubs and movies, social satire, editorial cartoons and local environmental and political issues, as well as a special section on real estate. Dan's Papers is published in tabloid format, with a glossy cover for approximately 17 summer and 9 other issues, on a weekly basis. It is distributed each week to locations on Eastern Long Island, including art galleries, gift shops, supermarkets, newspaper and card shops, restaurants and boutiques. There is also weekly distribution in Manhattan

     DPI also publishes the Montauk Pioneer, which has been designated by the Montauk Village Association as the official newspaper of the community of Montauk, New York.

Queens Tribune

     The Queens Tribune, started in 1970, publishes twelve free circulation editions and one paid-circulation edition weekly community newspapers serving areas in Queens County in New York City. Included in such editions are three editions of the Western Queens Tribune, plus the Bayside Trib at Home, which covers the news, events and lifestyles in the community of Bayside, Queens.

     The format of The Queens Tribune is a tabloid with four-color front and additional pages. Editorial content focuses on local, borough-wide and occasionally city-wide political and social issues. Features include community news and activities of the week, crime reports, restaurant reviews and similar matters of interest to the targeted circulation area. Substantially all of the articles and columns are written by Tribco's editors and support staff. The Queens Tribune has won numerous awards for journalistic excellence, including this year's New York Press Association's coveted first place award for community leadership. Delivery is made by independent contractors to heavy traffic locations, such as banks, supermarkets, and sidewalk distribution boxes. Printing, graphics, consulting, distribution, flyer and insert revenue are significant sources of income to The Queens Tribune operation, D/B/A Multimedia, providing approximately 12% of its revenues in the fiscal year ended November 30, 1997.

The Bronx Newspapers

     Parkchester Publishing Co., Inc. is the publisher of the Bronx Press Review, a 54 year old paper which took on a Bronx-wide identity to fill a vacuum left by the absorption of the daily Bronx Home News by the New York Post in the late 1940s. It is a tabloid paper with a 4-color front and back page. The Bronx Press Review has been designated by the New York City Council as the official newspaper of Bronx County for the publication of the Concurrent Resolutions of the Legislature.

     In the last quarter of 1993, we started the Riverdale Review, which serves the affluent Riverdale section of the Bronx. The Riverdale Review is a community weekly covering the news, events, people and lifestyles of the Riverdale community. It is distributed free of charge throughout the affluent northwest Bronx community which it serves. Approximately 19,000 copies are distributed door-to-door to private homes, in bulk to the lobbies and mailrooms of the 175 apartment buildings in the section, and through street distribution boxes and other bulk distribution to high traffic businesses and religious and educational institutions.

The Nassau Newspapers

     Our Nassau Community Newspaper Group, Inc. publishes eight Nassau Newspapers. Each of the Nassau Newspapers serves a community in Nassau County, New York, a suburban county adjacent to Queens County in New York City. The oldest of the Nassau Newspapers has been in continuous publication for 89 years. The group averages over 51 years of continuous weekly publication per paper. Each of the Nassau Newspapers, other than Elmont

Life, Franklin Square Life and West Hempstead Life, has been designated as the official newspaper of its community. We have expanded into six additional Nassau County communities with a shopper-type publication called the Long Island Market.

     In 1995, we developed a new publication, Long Island Lifestyles, which serves as a second section to all of our Nassau publications and is also distributed by itself in heavily trafficked areas. This new publication offers moderately priced advertising to the central and south Nassau marketplace.

     We introduced Elmont Life and Franklin Square Life in 1996 and West Hempstead Life in 1997. Also in 1997, we acquired the South Shore Record, a 33-year old mailed subscription newspaper serving the affluent "five-towns" area of Nassau County.

Brooklyn Skyline

     The Brooklyn Skyline is a five year old weekly published in five editions which are distributed door-to-door in Brooklyn's southern tier. Originally a tabloid shopper-type publication, we are in the on-going process of converting the Brooklyn Skyline to a community newspaper to complement our other publications. The introduction of "Koch at the Movies," the News Communication Telephone Poll and our citywide political page "NYConfidential" in addition to local news coverage by Brooklyn reporters distinguish the Brooklyn Skyline from its major competition, The Marketeer, an established door-to-door shopper. In addition to our established display sales effort, we have introduced a classified advertising section. Additional revenue is also generated by the occasional sale or distribution of circulars to accompany the door-to-door distribution of Brooklyn Skyline. It is printed on newsprint with the use of spot color and is distributed by crews that we supervise and train.

Chelsea-Clinton News and Westsider

     The Chelsea-Clinton News and Westsider are the only paid circulation weekly newspapers on the West Side of Manhattan. The Westsider, a 25-year-old community newspaper, covers the area from 59th to 125th Streets from Riverside Drive to Central Park West. The Chelsea-Clinton News, a 56 year-old community newspaper, covers the area from l4th-59th Streets from 5th Avenue to 11th Avenue. These two publications rely on revenue from display advertising, classified advertising, subscriptions, newsstand sales and legal advertising.

The Hill

     In September 1994, we began the publication of The Hill, a weekly newspaper devoted to the coverage of the United States Congress. The paper, which offers comprehensive coverage of every aspect of Congress and life on Capitol Hill, is distributed free of charge to members of Congress and their staffs, governmental agencies, law firms, lobbying organizations and others. The Hill derives the largest portion of its revenue from the sale of display advertising to companies wishing to influence the decisions of Congress. Additional revenues come from classified advertising, local retail advertising, subscriptions and the sale of the paper outside of the Capitol area. The Hill is operated out of its own offices in

Washington, D.C. It is printed on newsprint in black ink and process four color. It is primarily distributed to Congressional office buildings and government agencies as well as to select retail locations, hotels and street boxes. We also have a five day a week morning show, The Hill Reporter, which is carried in the Washington, D.C. area pursuant to a Program Services Agreement with radio station WYRE-AM.

The New York Blade News

     In a joint venture that began in the summer of 1997, we joined with the Washington Blade, a large and respected gay and lesbian weekly newspaper, to publish The New York Blade News, a weekly, 4-color tabloid newspaper that debuted in 1997. The paper, which is distributed by independent contractors to more than 800 locations in the New York metropolitan area that are frequented by New York's gay and lesbian community, derives its revenue from the sales of display and classified advertising and personal advertisements. The New York Blade News, which is distributed each Friday throughout Manhattan and areas of Brooklyn, the Bronx, Queens, Staten Island as well as Long Island and New Jersey, is operated out of its own offices in New York City but shares production and distribution staff with Our Town, Manhattan Spirit, Westsider and Chelsea-Clinton News.

Printing and Production

     The printing of each of our publications is presently done by independent printing shops. We send to the printer completely composed, laid-out, typeset pages for photo-offset reproduction. In each case, the printer is able to provide all of the necessary materials, such as paper, ink, etc., for printing, and bills the company for its services and materials used. We believe that we obtain our printing services at competitive prices, and if, for any reason, the arrangements that we have with any of our printers should terminate, management believes that similarly favorable arrangements could be had with several other printing shops in or around New York City.

Advertisers and Readers; Marketing Activities

     Most of our publications are weeklies primarily distributed free of charge to their readers. The Bronx Press Review, nine of the Nassau Newspapers, Westsider and Chelsea-Clinton News and one edition of The Queens Tribune are paid circulation publications. The primary source of our revenue is through the sale of advertising space in the publications, although several of the weekly publications also offer graphics and printing services to outside service purchasers, including several school publications. The advertising revenues of each of our publications are derived from a wide variety of businesses and individuals reflecting the varied opportunities, tastes and demands of the residents of each of the targeted distribution areas. Currently, at least 85% of the advertising space in our publications which have been in existence at least six months represents multiple insertion advertising. This is where an advertising client runs an advertisement in two or more issues of a publication. This percentage has remained fairly stable for our publications over the last five years. On a year-to-year basis, we estimate that, over the last four fiscal years, approximately two-thirds of our display advertising revenues have been from advertisers who were advertisers in the prior year. No one advertiser represents more than 5% of our advertising revenues. Classified advertising has been a growing area of revenues for the weekly publications.

     We employ sales representatives who are paid through incentive-based compensation packages. We have commenced supplementing the sales activities of the individual publications with centralized group sales activities seeking advertisers for all or a combination of our publications. Management believes such a program is particularly attractive to advertisers who seek audiences throughout the greater New York metropolitan area, such as chain store and franchise operations.

Competition

     We compete directly for advertising revenues with newspapers and magazines which are sold to readers or are distributed free, as well as other advertising media. We do not significantly compete, however, with other publishers of newspapers or magazines for paid circulation revenues, as most of our publications are distributed free of charge to readers.

     Those newspapers and magazines competing with the Manhattan Spirit and Our Town for advertising and targeted at Manhattan or parts thereof include, among others, The Resident, New York Press, New York Observer and The Village Voice. In order to compete with the lower advertising rates of smaller publications in the Manhattan Spirit's market area, we utilize a split zone program whereby advertisers may purchase space in only half of the Manhattan Spirit's copies at an appropriately reduced rate. During the months from May through September, Dan's Papers serves the same market as Hampton Magazine, a free circulation publication. Dan's Papers is aimed at the same market as the East Hampton Star and the Southampton Press, which are sold to readers and the free weekly The Independent. The Montauk Pioneer is the only paper that serves Montauk. The Queens Tribune competes with many publications, including Newsday and the free circulation publications Queens Chronicle and Queens Courier. The Bronx Press Review competes against community newspapers such as the Bronx Times Reporter and the Bronx News.

     The Riverdale Review is the only saturation circulation, free distribution newspaper serving that affluent community. The Riverdale Press, a paid circulation weekly, has a smaller circulation.

     In addition to Newsday, a daily newspaper, the Nassau Newspapers have several other weekly competitors in the south-west section of the county. These include the South Shore Tribune, a free circulation newspaper, a group of paid circulation newspapers published by Richner Publications, and Pennysaver/This Week and Shoppers Guide, two free circulation shopper publications.

     Although there is no competition for subscriptions or legal revenue because there are no other paid circulation weeklies on the West Side, the Chelsea-Clinton News and Westsider do compete for display and classified advertising with other free weeklies on the West Side, including the Manhattan Spirit and The Resident.

     The Brooklyn Skyline is one of a number of free distribution papers in Brooklyn. The Marketeer, an established door-to-door shopper, is its primary competitor.

     The Hill, which is the largest circulation paper on Capitol Hill, services the same market as Roll Call, a paid circulation that delivers twice weekly and has been in publication nearly 50 years.

     There are numerous other publications distributed in our circulation areas, some of which have resources substantially greater than our resources, which compete for advertising against our publications. Management believes our publications are competitive because we can offer customers the ability to focus their advertisements on a specific market, thereby giving the customers a chance to control costs by narrowing their advertising scope. Management believes that, over the years of publication, our newspapers have developed a favorable reputation and following. We also believe that we can compete favorably by offering advertisers the opportunity to choose from a menu of publications, by offering advertisers more favorable rates as the number of publications increases and by affording advertisers the ability to pinpoint a specific group or geographic area or combination thereof. The major barrier to the entry of new competitive publications is the need for sufficient capital to start up and continue operations until a sufficient advertising base is created.

Employees

     As of November 1, 1998, we had 242 full-time and 43 part-time employees, of whom 53 were editorial; 88 were engaged as display and classified advertising sales personnel; 78 were engaged in production; and 66 were engaged in administrative and clerical activities. We also maintain a roster of free-lance contractors. Management considers its relations with our employees to be satisfactory. None of our employees are represented by a union.

Seasonality

     Dan's Papers and the Montauk Pioneer, which are resort area newspapers, have significant seasonal variations in revenues. This seasonality may cause operating results to vary significantly from quarter to quarter, with the third fiscal quarter being the most significant in terms of revenues and income. The Hill's revenues also vary throughout the year depending on whether or not Congress is in session.

Properties

     We operate out of seven separate locations. The Manhattan Spirit, Our Town, Chelsea-Clinton News and the Westsider share 7,000 square foot premises at 242 West 30th Street, New York, New York, under a lease which commenced in 1995 and terminates in January 2001, at an annual rental of $52,000 for the first year, increasing over the term to $75,380 in the last year.

     DPI leases 1,910 square feet of office space in a building on Montauk Highway, Bridgehampton, New York, at an annual rate of $38,200, plus cost-of-living increases, for a term of ten years terminating in October 2008. Pursuant to the lease, we have agreed to an increased rental amount if the owner expands the building. News Communications has an option to renew this lease for an additional five-year term and commencing November 2008. See "Certain Transactions" for information regarding DPI's lease of this space from Mr. Daniel Rattiner, DPI's President, Publisher, Editor and director.

     Tribco has a ten year lease, which commenced on November 1, 1990, to rent approximately 8,000 square feet of office space and space for publication of the Queens Tribune in Fresh Meadows, New York, for annual base rents ranging from $88,000 to $128,000. The lease is renewable for five years at a $152,000 base annual rent. These premises also serve as our executive and financial offices.

     Parkchester Publishing Co., Inc. has a five year lease for 2,500 square feet of office space at 170 West 233rd Street, Bronx, New York, commencing June 1994, at an annual rental of $34,200, increasing over the term to $38,500 in the last year.

     NCNG has a five year lease for 7,600 square feet of office space at 216 East 2nd Street, Mineola, New York, commencing November 1994, at an annual rental of $53,400, increasing over the term to $62,350 in the last year. News Communications has an option to renew this lease for an additional five years.

     Capitol Hill Publishing, Inc. has a five year lease for 3,735 square feet of office space at 733 15th Street, N.W., Washington, D.C., commencing August 1994, at an annual rental of $68,880.

     Brooklyn Newspaper Publishing, Inc. has a five year lease for 2,110 square feet of office space at 2102 Utica Avenue, Brooklyn, New York, commencing February 1998, at an annual rental of $38,400, increasing over the term to $46,675 in the last year.

     We believe that our present space is adequate for current purposes and offers moderate expansion possibilities.

Legal Proceedings

     An action entitled Tracey Robinson v. The Hill, News Communications, Inc.
                        ------------------------------------------------------
and Media Venture Group, Inc. et al. was instituted in September 1996 in the
------------------------------------
United States District Court for the District of Columbia in which the plaintiff, a former salesperson for Capitol Hill, has alleged race discrimination and retaliation in connection with her discharge and claims compensatory and punitive damages of $5.2 million plus back pay, front pay and other relief. The case was tried to a jury and resulted in an adverse determination of liability to News Communications and the other defendants in the amount of $100,000, plus fees and costs resulting in approximately $150,000. We intend to pay this amount.

Where You Can Find More Information

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

                                  MANAGEMENT

Directors and Executive Officers

     Our executive officers and other significant employees and their ages and positions are as follows:


    Name of Individual       Age  Position with News Communications and Subsidiaries
    ------------------       ---  --------------------------------------------------
Jerry Finkelstein (3)         82  Chairman of the Board and Director of News Communications
Wilbur L. Ross, Jr. (3)       60  Director and Chief Executive Officer of News Communications
Michael Schenkler (3)         53  Director and President of News Communications and director and officer of subsidiaries
Gary Ackerman                 55  Director of News Communications
Carl Bernstein                53  Director of News Communications
John Catsimatidis (1)         49  Director of News Communications
Mark Dickstein                39  Director of News Communications
Andrew J. Maloney             66  Director of News Communications
Robert E. Nederlander (2)     64  Director of News Communications
Andrew J. Stein               52  Director of News Communications
Sy Syms                       71  Director of News Communications
Arthur Tarlow (1)(2)          68  Director of News Communications
Hillel Weinberger             44  Director of News Communications
Thomas Allon                  34  Executive Vice President of News Communications
Robert Berkowitz              49  Chief Financial Officer and Controller of News
                                   Communications
Daniel Rattiner               58  President, Publisher, Editor and Director of Dan's Papers Inc.
Marty Tolchin                 70  President, Publisher, and Editor of The Hill.

_____________________________
(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Executive Committee

     Jerry Finkelstein has been a director of News Communications since December 1987 and became Chairman of the Board in August 1993. He served as publisher of The New York Law Journal from 1960 to 1984. Mr. Finkelstein was Chairman of the Board of Struthers Wells Corporation for more than five years prior to November 1993, when he resigned. Struthers Wells Corporation filed for protection under Chapter XI of the United States Bankruptcy Code in February 1994. Mr. Finkelstein is a former member of the Board of Directors of Rockefeller Center, Inc., Chicago Milwaukee Corporation, Chicago Milwaukee Railroad Corporation and TPI Enterprise, Inc., formerly Telecom Plus International Inc., a communications company. He is also a former Commissioner of the Port Authority of New York and New Jersey.

     Wilbur L. Ross, Jr. was elected a director of News Communications in October 1996. Since 1988, Mr. Ross has been Senior Managing Director of Rothschild Inc. Mr. Ross is also a director of Mego Financial Corp., a premier developer of timeshare properties, and Syms Corp., a clothing retailer.

     Michael Schenkler has been a director of News Communications since March 1990, and has served as President since December 1991. He has been President of The Queens Tribune since 1979 and is its publisher. Prior to taking over the Queens Tribune in 1982, Mr. Schenkler spent 15 years as an educator employed by the Board of Education of New York City, where he served as a teacher, assistant principal and principal. Mr. Schenkler is President of all of News Communications' subsidiaries other than DPI and NCNG, of which he is Vice President.

     Gary Ackerman has been a director of News Communications since March 1990. He has served in the United States House of Representatives as a Representative from New York since March 1983. From 1979 until 1983, Mr. Ackerman was a member of the New York State Senate. From 1970 to 1979, Mr. Ackerman was the founder, editor and publisher of The Queens Tribune.

     Carl Bernstein has been a director of News Communications since October 1996. Mr. Bernstein is a noted author and journalist. He has been a Contributing Editor to Time Magazine and is presently a Contributing Editor to Vanity Fair. Mr. Bernstein was the co-author, with Robert Woodward, of "All the President's Men" and "The Final Days." His most recent publications are "Loyalties: A Son's Memoir," published by Simon & Schuster, and, as co-author, "His Holiness: Pope John Paul II and The Hidden History of Our Times," published by Doubleday.

     John Catsimatidis has been a director of News Communications since December, 1991. Mr. Catsimatidis is the Chairman of Red Apple Group, Inc., a holding company for supermarket chains in New York. Since July 1988, Mr. Catsimatidis has served as Chairman of the Board and director of Sloan's Supermarkets, Inc., an American Stock Exchange listed company, which owns and operates supermarkets. Mr. Catsimatidis is also currently the Chairman of the Board, Chief Executive Officer and director of United Refining Company, a refiner and retailer of petroleum products.

     Mark Dickstein has been a director of News Communications since October 1996. Since 1986, Mr. Dickstein has been President of Dickstein Partners Inc., a private investment firm. He is also a director of Hill Stores Company, a leading retailing organization, Leslie Fay Company, Inc., a women's apparel manufacturer and Marvel Enterprises Inc., an entertainment-based marketing and licensing company.

     Andrew J. Maloney has been a director of News Communications since September 1993. He is a partner at the New York law firm of Kramer, Levin, Neftalis & Frankel LLP. From 1986 until December 1992, Mr. Maloney was United States Attorney for the Eastern District of New York. Mr. Maloney is a graduate of the United States Military Academy at West Point and Fordham University School of Law.

     Robert E. Nederlander has been a director of News Communications since October 1996. Since 1981, he has been President of Nederlander Organization, Inc., the owner and/or operator of one of the world's largest chains of legitimate theaters. Mr. Nederlander is also a director of Riddell Sports, Inc., Mego Financial Corp., Allis Chalmers Corp., and Cendant Corp.

     Andrew J. Stein has been a director of News Communications since July 1994. He is President of Benake Corporation, a management consulting firm. Prior to assuming such position in 1993, Mr. Stein was actively involved in public affairs. From 1986 to 1993, he was President of the Council, New York City. From 1978 to 1985, he was President of the Borough of Manhattan and from 1969 to 1977, he was a member of the New York State Assembly. He was also Chairman of the New York City Commission on Public Information and Communication, and has been a Trustee of the New York City Employees Retirement System and an ex officio member of The Museum of The City of New York, The New York Public Library, The Metropolitan Museum of Art and The Queens Borough Public Library. Mr. Stein is a son of Mr. Finkelstein.

     Sy Syms has been a director of News Communications since October 1996. He is Chairman and Chief Executive Officer of Syms Corp., a clothing retailer, a position he has held since 1983. Mr. Syms is also a director of Israel Discount Bank of New York.

     Arthur Tarlow has been a director of News Communications since August 1993. He is an attorney currently of counsel to Meyer, Suozzi, English & Klein, P.C. of Mineola, New York, where he has been practicing for more than 10 years as a specialist in taxation, estates and trusts. He is also a Certified Public Accountant and was a partner in the accounting firm of David Tarlow & company for more than 25 years until August 1995. He is currently a partner in the accounting firm of Tarlow & Tarlow. He is a member of the New York State Bar Association, admitted to practice before the U.S. Tax Court, and a member of the New York State Society of CPAs and the American Institute of Certified Public Accountants.

     Hillel Weinberger has been a director of News Communications since October 1996. Since 1988, he has been Senior Vice President and Senior Portfolio Manager of Loews/CNA Holdings, a diversified holding company. He is also a director of Global Crossing Ltd., a provider of fiber optic global Internet and long-distance telecommunications facilities and services.

     Thomas Allon has been Executive Vice President of News Communications since November 1994. He has been Publisher of the Manhattan Spirit and Our Town since 1992. From 1990 to 1991 he was Managing/Associate Publisher of the Manhattan Spirit.

     Robert Berkowitz has served as Controller of News Communications since December 1992. From November 1991 to November 1992, Mr. Berkowitz was a financial and management consultant with Gobstein, Weingarten & Goldfarb, a certified public accounting firm. From August 1989 to November 1991 he was the Chief Accounting Officer for Meringoff Equities, an owner and manager of commercial real estate. From August 1980 to August 1989 he was Vice-President and Controller of the Trump Group, a private investment company specializing in the acquisition and operation of both public and private companies. From 1977 to 1980, he was with the public accounting firm of Price Waterhouse.

     Daniel Rattiner is Publisher and Editor of Dan's Papers, having held these positions since he founded the publication in 1960. He has also been President and a director of DPI since its organization in October 1988.

     Marty Tolchin is publisher and editor-in-chief of The Hill. This capped a 40-year career at the New York Times, including two decades in the Washington Bureau. With his wife Susan he is the co-author of five books, including "To the Victor: Political Patronage from the Clubhouse to the White House," which was cited in three decisions of the U.S. Supreme Court. Their last two books have been on international trade. Mr. Tolchin has been with The Hill since its inception in September 1994.

     The directors serve until the next annual meeting of stockholders and until their respective successors are elected and qualified. Officers serve at the discretion of the Board of Directors.

     Pursuant to the agreement regarding the sale of the $10 convertible preferred stock, our Board of Directors was increased to 16 members, of whom the holders of the $10 convertible preferred stock are entitled to nominate and elect 8 members. Messrs. Bernstein, Dickstein, Nederlander, Ross, Syms and Weinberger are the Board designees of the holders of the $10 convertible preferred stock. There are presently three vacancies on the board of directors due to the death of Sydney Gruson on March 1, 1998, the death of another former director, Eric Breindel, on February 28, 1998 and the resignation of John H. McConnaughy, Jr. effective April 1998. News Communicationws and the $10 convertible preferred stockholders are currently involved in discussions about eliminating the rights of the $10 convertible preferred stockholders to appoint any Board members. Should that occur, we intend to reconstitute the Board.

Committees of the Board of Directors

     The Board currently has three committees: the Executive Committee, the Audit Committee and the Compensation Committee.

     The Executive Committee is comprised of Messrs. Ross, Finkelstein and Schenkler. Mr. Ross serves as Chairman of the Executive Committee.

     The Audit Committee is comprised of Messrs. Nederlander and Tarlow. The Audit Committee recommends the independent accountants appointed by the Board to audit our the financial statements, which includes an inspection of our books and accounts, and reviews with such accountants the scope of their audit and their report thereon, including any questions and recommendations that may arise relating to such audit and report or our internal accounting and auditing system procedures. The composition of the Audit Committee complies with the independent director requirements of Nasdaq.

     The Compensation Committee is comprised of Messrs. Catsimatidis and Tarlow. The function of the Compensation Committee is to review and approve the compensation of executive officers and establish targets and incentive awards under our incentive compensation plans. The Compensation Committee reports to the Board.

Executive Compensation

Summary Compensation Table

     The following table sets forth information for each of the fiscal years ended November 30, 1997, 1996 and 1995 concerning compensation of all individuals serving as executive officers of News Communications during the fiscal year ended November 30, 1997 and each other executive officer or key employee of the company whose total annual salary and bonus exceeded $100,000 in fiscal 1997:

                          SUMMARY COMPENSATION TABLE


                                                                                          Other Annual           Long-Term
                                                      Annual Compensation                 Compensation      Compensation Awards
                                         --------------------------------------------------------------------------------------
                                                              Salary           Bonus                              Options
Name and Principal Position                      Year          ($)              ($)            ($)                  (#)
                                         --------------------------------------------------------------------------------------
 Jerry Finkelstein, Chairman of the Board        1997        195,000            ---              ---                  ---
 of News Communications                          1996        195,000            ---              ---                3,334
                                                 1995        195,000            ---              ---              120,000

 Wilbur L. Ross, Jr., Chief Executive            1997       $      1            ---              ---                  ---
 Officer of News Communications                  1996       $      1            ---              ---               66,667

 Michael Schenkler, President of News            1997        158,197            ---              ---                  ---
 Communications and officer of                   1996        154,621         30,000              ---                3,334
 subsidiaries                                    1995        150,000            ---              ---                3,334


 Thomas Allon, Executive Vice President          1997         84,141         45,000              ---                  ---
 of News Communications                          1996         82,341         45,000              ---                  ---
                                                 1995         80,885         45,000              ---                  ---

 Daniel Rattiner, Publisher, Editor and          1997        133,770         81,000              ---                  ---
 President of Dan's Papers, Inc.                 1996        130,869        110,235        15,000 (1)                 ---
                                                 1995        127,813         61,169        15,000 (1)                 ---

_____________________

(1) Mr. Rattiner is entitled to receive an aggregate of $15,000 per year for discounted trade-sale merchandise from advertisers. These advertisers provide such merchandise to Mr. Rattiner in lieu of paying News Communications for advertising. Beginning in

    November 1997, Mr. Rattiner became entitled to a new leased or purchased automobile every two years, having a value not in excess of $40,000, and a new leased portable computer every two years, having a value not in excess of $4,000.

                       AGGREGATE YEAR-END OPTION VALUES
                              (November 30, 1997)

                          Number of unexercised options at   Value of unexercised in-the-money
                                   fiscal year-end (#)         options at fiscal year-end ($)
         Name                Exercisable      Unexercisable    Exercisable     Unexercisable
         ----                -----------      -------------    -----------     -------------
Wilbur L. Ross                  66,667                                0
Michael Schenkler               47,500             ---              417             ---
Jerry Finkelstein              232,500             ---              417             ---
Daniel Rattiner                 11,667             ---                0             ---

Employment Agreements

     Pursuant to an amended and restated employment agreement entered into by News Communications and Jerry Finkelstein as of August 20, 1993, and terminating on August 19, 2003, Mr. Finkelstein is employed as Chairman of the Board of Directors of News Communications at an annual salary of $195,000. Mr. Finkelstein may also be paid annual bonuses at the discretion of the Board, based upon such factors as our results of operations and transactions involving News Communications which are introduced to us by Mr. Finkelstein or in which he is otherwise involved on our behalf. We also provide Mr. Finkelstein with medical and other benefits and perquisites. Mr. Finkelstein may terminate the agreement at any time by giving us at least 10 days' notice. In the event of his permanent disability or death, salary and bonuses shall continue to be paid to him or the legal representative of his estate until the end of the term of the agreement.

     Pursuant to an employment agreement entered into by News Communications and Michael Schenkler as of October 15, 1994, and terminating October 14, 1999, Mr. Schenkler is employed as President of News Communications and President of Tribco. The employment agreement provides for a minimum base salary of $150,000 per year, subject to cost-of-living increases, and such annual bonuses as the Board of Directors of News Communications may determine in its sole discretion. The agreement requires Mr. Schenkler to protect confidential information of News Communications and restricts him from engaging in certain competitive activities during the term of his employment and for one year thereafter.

     Pursuant to an employment agreement between DPI and Daniel Rattiner terminating in 2007, Mr. Rattiner earns a base salary from DPI of $133,770 per year, adjusted for increases in the consumer price index after 1997, plus a bonus in each fiscal year based on net profits, as defined, of DPI and fringe benefits totaling approximately $37,000 annually. Mr. Rattiner may terminate his employment at any time. Mr. Rattiner has pledged to keep secret DPI's confidential matters and, in the event he leaves the employ of DPI, not to compete with DPI for specific periods of time, depending on the reasons for his separation.

     We have no established compensation arrangements with our directors. See "Directors' and Officers' Options" for a discussion of our Directors and Officers Stock Option Plan and options granted to certain directors and officers.

Directors' and Officers' Options

     On August 17, 1993, the Board adopted a Discretionary Directors and Officers Stock Option Plan pursuant to which, as amended, the Board may award options to purchase an aggregate of 500,000 shares of common stock to directors and officers of News Communications and its subsidiaries which shall be exercisable at the market price on the date of grant for periods, and under conditions, specified by the Board in such grants. Options under the Discretionary Option Plan are non-qualified and non-incentive options for purposes of income taxation and are not intended to qualify under Section 422A of the Internal Revenue Code of 1986. No grants were made under the Discretionary Option Plan during the fiscal year ended November 30, 1997.

     On August 17, 1993, the Board also adopted a Non-Discretionary Directors Stock Option Plan pursuant to which each director was granted on August 17, 1993 and is granted each anniversary thereof on which he or she continues to be a director, a five-year option to purchase 3,333 shares of common stock at the market price on the date of grant. The Non-Discretionary Option Plan also provides that any person becoming a director within the six months after any August 17, 1998 will be granted an option for 3,333 shares on the date he or she becomes a director. Pursuant to the Non-Discretionary Option Plan, each person who was a director of News Communications, other than Mr. Ackerman, on August 17, 1996 received a grant of an option to purchase 3,333 shares of common stock exercisable at $4.875 per share and each person who became a director on October 28, 1996 received a grant of an option to purchase 1,666.67 shares of common stock exercisable at $6.75 per share. The latter grants completed the grants that may be made under the Non-Discretionary Option Plan.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On December 31, 1998, Messrs. Ross, Weiss and Davis each loaned News Communications $400,000, for a total of $1,200,000. In consideration for the loans, each such person received a promissory note from News Communications in the principal amount of $400,000, payable on February 28, 1999, at a interest rate equal to the prime lending rate then in effect, plus 1%. We used $750,000 of the loans to repay the line of credit from Chase Manhattan Bank, N.A. and intend to use the remainder for working capital.

     On January 12, 1999, Messrs. Ross, Weiss and Davis entered into a Standby Agreement with News Communications in which they agreed to purchase any shares remaining unsold in the rights offering. The Standby Agreement grants each such person certain registration rights that will allow them to register for sale the unsold shares that they purchase during the three-year period following the closing of the rights offering.

     News Communications has the option, in certain circumstances, to acquire Mr. Rattiner's shares in DPI. In addition, Mr. Rattiner can require News Communications to purchase his 20% interest in DPI at any time for a price equal to 20% of DPI's retained earnings, if any, plus the greater of $200,000 or 20% of DPI's gross collected revenues, after deduction of advertising agency commissions, for the full fiscal year prior to the year in which notice is given.

     DPI leases from Mr. Rattiner 1,910 square feet of office space at an annual rate of $38,200, plus cost-of-living adjustments, in a building on Montauk Highway, Bridgehampton, New York, for a term of ten years terminating in October 2008. Pursuant to the lease, News Communications has agreed to an increased rental amount if Mr. Rattiner expands the building. DPI has the option to renew the lease for one additional 5 year term.

     Rothschild Inc., of which Wilbur L. Ross, Jr. is Senior Managing Director, and of which Sydney Gruson, a deceased former director of News Communications, was Senior Advisor, furnished investment banking services to News Communications in connection with the issuance and sale of our $10 convertible preferred stock and associated warrants. In consideration for such services, we issued Rothschild Inc. 16,668 shares of common stock, valued at $6.00 per share.

     On November 5, 1997, DPI and News Communications entered into the Rothschild Recovery Fund Loan Agreement with Rothschild Recovery Fund L.P. pursuant to which DPI borrowed $1,500,000 from Rothschild Recovery Fund pursuant to a promissory note bearing interest payable monthly at the rate of 9.75% per annum and with a maturity date of December 31, 1998. The maturity date of the loan has been extended to January 31, 2000. The note is secured by a lien on all of DPI's assets and is guaranteed by News Communications. In addition, in connection with the execution of the Rothschild Recovery Fund Loan Agreement, we issued to Rothschild Recovery Fund a five-year warrant to purchase 100,000 shares of our common stock at an initial exercise price of $6.75 per share, subject to adjustment. Wilbur L. Ross, Jr. is Chairman of Rothschild Recovery Fund.

     In May 1996, News Communications, Tribco and Access obtained a $1,000,000 loan from D. H. Blair Investment Banking Corp., one of our principal stockholders. The loan is repayable on June 21, 1999 and bears interest at the rate of 8.5% per annum payable quarterly. The loan is secured by a security interest granted by the borrowers to D.H. Blair Investment Banking Corp. on all of their personal property and fixtures and by a pledge made by News Communications to D.H. Blair Investment Banking Corp. of all of the outstanding common stock of Tribco and Access. As additional consideration for the loan, we issued D.H. Blair Investment Banking Corp. a five-year warrant to purchase 66,667 shares of our common stock at an initial exercise price of $7.50 per share, subject to adjustment.

     Effective May 17, 1996, News Communications entered into an agreement with D.H. Blair Investment Banking Corp. pursuant to which D.H. Blair Investment Banking Corp. was engaged as a non-exclusive financial advisor and investment banker to News Communications. As an inducement to D.H. Blair Investment Banking Corp.'s providing such services, we issued D.H. Blair Investment Banking Corp. a five-year warrant to purchase 133,000 shares of our common stock at an initial exercise price of $7.50 per share, subject to adjustment.

     Gristede's and Red Apple Markets, supermarket chains that are owned by Red Apple Group, Inc., of which Mr. Catsimatidis is Chairman, and Sloan's Supermarkets, Inc., of which Mr. Catsimatidis is Chairman, advertise in various of our publications and also utilize various of our printing services. Such advertising and printing services are charged at our standard rates and totaled approximately $25,300 during the fiscal year ended November 30, 1997.

     The transactions described above are on terms as favorable to News Communications as those that could have been obtained from independent third parties and arms-length negotiations.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding ownership of News Communications' common stock, as of January 12, 1999, and as adjusted to reflect the sale of the shares offered hereby by each person known to us to own beneficially more than 5% of our outstanding common stock, by each person who is a director of News Communications, by each person listed in the Summary Compensation Table and by all directors and officers of News Communications as a group.

     The information contained in the table was furnished by the persons listed therein. The calculations of the percent of shares beneficially owned before the offering are based on 2,786,125 shares of common stock outstanding on January 12, 1999. The calculations of the percent of shares beneficially owned after the offering and after the offering if all shares offered are purchased by Messrs. Davis, Ross and Weiss are based on 6,569,125 shares of common stock anticipated to be outstanding after the offering.

                                                                         Percent of Shares Beneficially Owned
                                                                     ------------------------------------------------------
                                                                                                      After Offering if all
                                                                                                       Shares Offered are
                                                 Number of Shares       Before      After             Purchased by Messrs.
Name and Address                                Beneficially Owned     Offering   Offering            Davis, Ross and Weiss
----------------                                ------------------     --------   --------            ---------------------
Gary Ackerman                                       128,881 (1)           4.6%       2.6%                     1.9%
218-14 Northern Boulevard
Bayside, NY  11432

Thomas Allon                                         61,666 (2)           2.2%       1.1%                       *
174-15 Horace Harding Expressway
Fresh Meadows, NY  11365

Carl Bernstein                                        1,667 (2)             *          *                        *
35 East 84th Street
New York, NY  10028

John Catsimatidis                                    18,333 (2)             *          *                        *
823 11th Avenue
New York, NY  10019

Mark Dickstein                                       61,666 (2)(3)        2.2%       1.1%                       *
120 East End Avenue
New York, NY  10028

Jerry Finkelstein                                   496,501 (2)(4)       16.4%       8.6%                     7.3%
150 East 58th Street
33rd Floor
New York, NY  10158

                                                                         Percent of Shares Beneficially Owned
                                                                     ------------------------------------------------------
                                                                                                      After Offering if all
                                                                                                       Shares Offered are
                                                 Number of Shares       Before      After             Purchased by Messrs.
Name and Address                                Beneficially Owned     Offering   Offering            Davis, Ross and Weiss
----------------                                ------------------     --------   --------            ---------------------
Andrew J. Maloney                                    17,667 (2)             *          *                        *
1 World Trade Center
New York, NY  10001

Robert E. Nederlander                                39,333 (2)(3)        1.4%         *                        *
810 7th Avenue, 21st Floor
New York, NY  10019

Daniel Rattiner                                      56,103 (2)(5)        2.0%       1.1%                       *
26 Three Mile Harbor
Hog Creek Road
East Hampton, NY  11932

Wilbur L. Ross, Jr.                              190,000 (2)(3)(6)        6.4%       3.2%                    11.4%
1251 Avenue of the Americas
New York, NY  10020

Michael Schenkler                                   151,756 (2)(7)        5.3%       2.8%                     2.3%
174-15 Horace Harding Expressway
Fresh Meadows, NY  11365

Andrew J. Stein                                      60,000 (2)           2.1%       1.0%                       *
625 Madison Avenue
New York, NY  10022

Sy Syms                                              61,667 (2)(3)        2.2%       1.1%                       *
Syms Way
Secaucus, NJ  07094

Arthur Tarlow                                        26,572 (2)             *          *                        *
1505 Kellum Place
Mineola, NY  11501

Hillel Weinberger                                    73,667 (2)(3)        2.6%       1.3%                     1.1%
667 Madison Avenue
New York, NY  10021

Melvyn I. Weiss                                  222,814 (2)(3)(8)        7.9%       4.4%                    23.7%
One Pennsylvania Plaza
New York, NY  10119

J. Morton Davis                                     890,743 (9)          29.7%      16.5%                    41.4%
D.H. Blair Investment Banking Corp.
44 Wall Street
New York, NY  10005

All Directors and Executive Officers              1,389,376 (2)(10)      40.7%      22.8%                    27.3%
as a Group (15 persons)

____________________
     *    Less than one percent.

     (1) Includes 1,778 shares owned by Mr. Ackerman's children for whom Mr. Ackerman is custodian.

     (2) Includes the following numbers of shares purchasable upon the exercise of presently exercisable options and warrants: Mr. Bernstein--1,667; Mr. Allon--20,555; Mr. Catsimatidis--18,333; Mr. Dickstein--28,333; Mr. Finkelstein--232,500; Mr. Maloney--17,667; Mr. Nederlander-- 15,000; Mr. Rattiner--11,667; Mr. Ross--121,667; Mr. Schenkler--
          47,500; Mr. Stein--43,333; Mr. Syms--28,333; Mr. Tarlow--22,500; Mr.
          Weinberger--33,667; Weiss--26,667.

     (3) Includes the following numbers of shares issuable upon conversion of shares of $10 convertible preferred stock: Mr. Dickstein--33,333; Mr. Nederlander--16,667; Mr. Ross--66,667; Mr. Syms--33,333; Mr.
          Weinberger--40,000; Weiss--11,114

     (4)  Includes
               (a) 9,945 shares owned by The Jerry Finkelstein Foundation, Inc., of which Mr. Finkelstein is President, and
               (b) 66,667 shares owned by Mr. Finkelstein's wife.

     (5)    Includes
               (a) 167 shares owned by Mr. Rattiner's wife and
               (b) 600 shares issuable upon conversion of our 10% preferred stock.

     (6)    Does not include
               (a) 16,667 shares owned by Rothschild Inc.
               (b) 16,667 shares issuable upon conversion of shares of $10 convertible preferred stock owned by Rothschild North America Inc. ("RNA"),
               (c) 13,333 shares issuable upon exercise of warrants owned by
                   RNA, and
               (d) 100,000 shares issuable upon exercise of warrants owned by the Rothschild Recovery Fund L.P. Mr. Ross disclaims beneficial ownership of all of such shares.

     (7)    Includes
               (a) 3,000 shares that are issuable upon conversion of our 10%
                   preferred stock and
               (b) 13,678 owned by Mr. Schenkler's wife as custodian for two minor children of which Mr. Schenkler disclaims beneficial ownership.

     (8)    Includes 53,567 shares owned by the M&B Weiss Family Partnership.


     (9)    Includes
               (a) 622,538 shares of common stock and warrants to purchase
                   207,867 shares owned by D.H. Blair Investment Banking Corp., of which J. Morton Davis is a director and the sole stockholder,
               (b) 20,638 shares owned by Rivkalex Corporation ("Rivkalex"), a private corporation owned by Rosalind Davidowitz, Mr. Davis's wife,
               (c) 29,867 shares of common stock owned by Rosalind Davidowitz
                   and
               (d) 9,833 shares of common stock issuable upon exercise of 1,967 shares of $10 convertible preferred stock. Mr. Davis and D.H. Blair Investment Banking Corp. expressly disclaim beneficial ownership of all securities held by Rivkalex and Rosalind Davidowitz.

     (10)   Includes shares issuable upon exercise of the options referenced in
            (2) above, conversion of the $10 convertible preferred stock referenced in (3) above, as well as 7,500 shares issuable to Mr. Robert Berkowitz, Chief Financial Officer and Controller of News Communications, upon exercise of presently exercisable stock options.

                           DESCRIPTION OF SECURITIES

     News Communications is presently authorized to issue 100,000,000 shares of common stock and 500,000 shares of preferred stock.

Common Stock

     The holders of shares of common stock have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board, and are entitled to share ratably in all of the assets of News Communications available for distribution to holders of common stock upon the liquidation, dissolution or winding up of the affairs of News Communications. Holders of common stock do not have preemptive, subscription or conversion rights to purchase or subscribe to any of our securities. Holders of common stock are entitled to one vote per share on all matters which stockholders are entitled to vote upon at all meetings of stockholders. There is no cumulative voting. Thus, the holders of more than 50% of the shares voting for election of directors can elect all the members of the Board of Directors who are elected by the holders of common stock and can decide any question brought before the stockholders requiring approval by a simple majority of the holders of common stock. In such event, the holders of the remaining shares of common stock will not be able to elect any directors or carry out any other matter brought before the stockholders.

Preferred Stock

     The Articles of Incorporation of News Communications authorize the issuance of 500,000 shares of preferred stock. The Board of Directors is authorized to issue shares of preferred stock from time to time in one or more series and, subject to the limitations contained in the Articles of Incorporation and any limitations prescribed by law, to establish and designate any such series and to fix the number of shares and the relative rights, conversion rights, voting rights and terms of redemption, including sinking fund provisions, and liquidation preferences. Issuance of preferred stock, could, under certain circumstances, have the effect of delaying or preventing a change in control of News Communications and may adversely affect the rights of holders of common stock such as by placing restrictions upon payments of dividends to holders of common stock or by diluting the voting power of such holders. We have no present plans to issue any additional shares of preferred stock other than the four series of convertible preferred stock presently authorized. Reference is made to the resolutions of the Board of Directors fixing the terms of the convertible preferred stock, copies of which have been filed as exhibits to our prior Registration Statements.

     8%, 10% and 12% Convertible Preferred Stock. The Board of Directors has authorized four series of preferred stock: 10% convertible preferred stock, of which 26 shares remain outstanding; 8% convertible preferred stock, of which 114 shares are outstanding; 12% convertible preferred stock, of which 200 shares are outstanding; and the $10 convertible preferred stock discussed below. For purposes of paying interest and liquidation preference, the shares of 10% convertible preferred stock have a stated value of $5,000 per share, the shares of 8% convertible preferred stock and 12% convertible preferred stock have stated values of $1,000 per share. At our option, interest on the 10% convertible preferred stock may be paid in an equivalent value of shares of common stock. Presently, the 10% convertible preferred stock, 8% convertible preferred stock and 12% convertible preferred stock are convertible into shares of common stock at the rates of 6,000 shares of common stock per share of 10% convertible preferred stock, 158.73 shares of common stock per share of 8% convertible preferred stock and 158.73 shares of common stock per share of 12% convertible preferred stock. In addition, upon conversion of the 8% convertible preferred stock, the holder is entitled to receive 5-year warrants to purchase an equivalent number of shares of common stock at an exercise price equal to the per share conversion price.

     $10 Convertible Preferred Stock. We have 220,000 shares of $10 convertible preferred stock outstanding. Dividends on the $10 convertible preferred stock are payable at a rate equal to five times the amount of dividends, if any, per share declared and paid by us on the common stock. The holders of the $10 convertible preferred stock are entitled to a liquidation preference of $10 per share.

     Except as hereinafter described, each share of $10 preferred stock is entitled to such number of votes such share would have had if it had been converted into shares of common stock on all matters presented for a vote to holders of common stock. Each share of $10 preferred stock is currently convertible into one and sixth sevenths of a share of common stock. So long as at least 100,000 shares of $10 convertible preferred stock are outstanding, the holders of the $10 convertible preferred stock are entitled to nominate and elect one-half of the Board. Any director elected by the holders of the $10 convertible preferred stock may only be removed with cause by the holders of a majority of the $10 convertible preferred stock. During the period that the preceding provisions regarding election of directors are in effect, the holders of the $10 convertible preferred stock shall not be entitled to vote for the election of any other directors.

     The vote of all of the holders of the $10 convertible preferred stock is necessary for authorizing, effecting or validating the amendment, alteration or repeal of any of the provisions of News Communications' Articles of Incorporation so as to affect adversely the $10 convertible preferred stock. So long as at least 100,000 shares of $10 convertible preferred stock are outstanding, the vote of a majority of the holders thereof, or such greater amount as may be required by law, shall be necessary for authorizing

        . the merger or consolidation of News Communications into or with any other corporation,

        . the sale of all or substantially all of the assets of News Communications,
or

        . the issuance of any other class of stock having parity with the $10 convertible preferred stock.

     The shares of $10 convertible preferred stock are convertible at any time into shares of common stock, initially at the rate of 1.667 shares of common stock per share of $10 convertible preferred stock, subject to adjustment in the event of subdivisions or splits of the common stock or recapitalization or reclassification thereof or upon the sale of common stock at a price less than the then current conversion price. The holders of the $10 convertible preferred stock have no preemptive rights. Upon the request of holders of at least 40% of the outstanding shares of $10 convertible preferred stock made on or prior to October 27, 2001, we are required to register the common stock issuable upon conversion of $10 convertible preferred stock. During such period, the holders of the $10 convertible preferred stock also have the right to have such shares of common stock included in any registration statement filed by News Communications under that Act, subject to certain restrictions. These rights have been waived in connection with the registration statement of which this prospectus is a part.

Transfer and Warrant Agent

     News Communications' Transfer Agent is Continental Stock Transfer & Trust company, 2 Broadway, New York, New York 10004.

                         INDEMNIFICATION AND INDEMNITY

     Under the Nevada General Corporation Law, as amended, a director, officer, employee or agent of a Nevada corporation may be entitled to indemnification by the corporation under certain circumstances against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation.

     We are obligated under our Articles of Incorporation to indemnify any of our present or former directors who served at our request as a director, officer or member of another organization against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation if such director acted in good faith or in a manner such director reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, if such director had no reason to believe his or her conduct was unlawful. However with respect to any action by or in the right of News Communications, our Articles of Incorporation prohibit indemnification in respect of any claim, issue or matter as to which such director is adjudged liable for negligence or misconduct in the performance of his or her duties to News Communications, unless otherwise ordered by the relevant court. Our Articles of Incorporation also permit it to indemnify other persons except against gross negligence or willful misconduct.


     We are obligated under our bylaws to indemnify our directors, officers and other persons who have acted as our representatives at our request to the fullest extent permitted by applicable law as in effect from time to time, except for costs, expenses or payments in relation to any matter as to which such officer, director or representative is finally adjudged derelict in the performance of his or her duties, unless News Communications has received an opinion from independent counsel that such person was not so derelict.

     The Nevada General Corporation Law, as amended, also permits a corporation to limit the personal liability of its officers and directors for monetary damages resulting from a breach of their fiduciary duty to the corporation and its stockholders. Our Articles of Incorporation limit director liability to the maximum extent permitted by the Nevada General Corporation Law, which presently permits limitation of director liability except for a director's acts or omissions that involve intentional misconduct, fraud or a knowing violation of law and for a director's willful or grossly negligent violation of a Nevada statutory provision that imposes personal liability on directors for improper distributions to stockholders. As a result of the inclusion in our Articles of Incorporation of this provision, our stockholders may be unable to recover monetary damages against directors as a result of their breach of their fiduciary duty to us and our stockholders. This provision does not, however, affect the availability of equitable remedies, such as injunctions or rescission based upon a breach of fiduciary duty by a director.

     News Communications currently maintains director and officer liability insurance in the amount of $1,000,000 for the benefit of its officers and directors.

     The foregoing indemnification obligations are broad enough to permit indemnification with respect to liabilities arising under the Securities Act. Insofar as we may otherwise be permitted to indemnify its directors, officers and controlling persons against liabilities arising under the Securities Act or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                        SHARES ELIGIBLE FOR FUTURE SALE

     News Communications currently has 2,735,791 shares of common stock outstanding. In addition, 447,259 shares of common stock are currently issuable upon conversion of outstanding shares of preferred stock. Of this amount, approximately 50,000 shares are "restricted" securities as that term is defined under Rule 144 promulgated under the Securities Act of 1933. Of the restricted shares none have been held for at least two years.

     Under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of News Communications or persons whose shares are aggregated, who has owned restricted shares of common stock beneficially for at least one year, is entitled to sell, within any three month period, a number of shares that do not exceed the greater of 1% of the total number of outstanding shares of the same class or the average weekly trading volume during a specified four-week period preceding the sale. A person who has not been an affiliate of News Communications for at least 3 months and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to such volume limitations.

     We are unable to predict the effect that sales made under Rule 144, or pursuant to other exemptions under the Securities Act of 1933, may have on the then prevailing market price of the common stock.

     As of the date of this prospectus, without taking into effect the securities offered hereby, there were immediately exercisable options and warrants which, upon exercise, would enable their holders to purchase up to 1,132,667 of common stock at prices ranging from $3.75 to $9.38 per share and exercisable over periods of up to ten years.

                                 LEGAL MATTERS

     The legality of the securities being offered hereby will be passed upon for News Communications by Piper & Marbury L.L.P., New York, New York.

                                    EXPERTS

     The consolidated balance sheet as of November 30, 1997 and the consolidated statements of income, stockholders' equity, and cash flows for the years ended November 30, 1997 and 1996, included in this prospectus have been included herein in reliance on the report of PricewaterhouseCoopers LLP, formerly Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     Moore Stephens, P.C., formerly named Mortenson & Associates, P.C., served as our independent auditors for the fiscal years ended November 30, 1994 and 1995 and until February 3, 1997. On February 3, 1997, we dismissed Moore Stephens, P.C., because we determined that our best interests would be served by retaining PricewaterhouseCoopers LLP The decision to change auditors was approved by the Audit Committee of our Board of Directors. The report of Mortenson & Associates, P.C. dated March 27, 1996, relating to our financial statements as of November 30, 1995 and for the two years then ended contained a statement regarding uncertainty about our ability to continue as a going concern. During our two most recent fiscal years and the subsequent interim period preceding such dismissal, there were no disagreements between us and Moore Stephens, P.C. on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

     We then engaged Coopers & Lybrand LLP as our independent auditors as of February 3, 1997.

     On October 9, 1998, PricewaterhouseCoopers LLP, successors to Coopers & Lybrand L.L.P., declined to stand for reelection as our independent accountants.

     PricewaterhouseCoopers' reports on our financial statements for the fiscal years ended November 30, 1997 and 1996 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits for the fiscal years ended November 30, 1997 and 1996 and through October 9, 1998, there were no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers would have caused them to make reference thereto in their report on the financial statements for such year. The decision to change accountants was approved by the Audit Committee of our Board of Directors.

     In a letter dated June 30, 1997, in connection with the audit of our financial statements for the year ended November 30, 1996, PricewaterhouseCoopers reported to management and the Audit Committee of our Board of Directors that the following reportable conditions existed in our internal control structure:

     1. A need for us to implement formal accounting closing procedures to ensure annual and quarterly financial statements are prepared in a timely, accurate and consistent manner, reflecting all significant accruals and estimates necessary for the results of each annual and interim period to provide meaningful information with respect to our operations.

     2. A need for us to restrict access to accounting records and information systems to authorized personnel.

     We have taken measures to improve our internal control structure in response to the above recommendations by PricewaterhouseCoopers and, as a result, believe that our internal control structure is sufficient.

     On October 30, 1998, we engaged BDO Seidman LLP as our new independent accountants to audit our financial statements beginning with the fiscal year ending November 30, 1998.

     We did not consult the BDO Seidman regarding the application of accounting principles to a specific completed or contemplated transaction or the type of audit opinion that might be rendered on our financial statements for which advice was provided that was an important factor considered by us in reaching our decision as to the accounting, auditing or financial reporting issue.

                   NEWS COMMUNICATIONS, INC. and SUBSIDIARIES


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                   Page
                                                                   ----

Reports of Independent Accountants                                  F-2

Consolidated Balance Sheets as of November 30, 1997
   and August 31, 1998 (unaudited)................................  F-3

Consolidated Statements of Operations for the years ended
   November 30, 1997 and 1996 and for the nine months
   ended August 31, 1997 and 1998 (unaudited).....................  F-4

Consolidated Statements of Cash Flows for the years ended
   November 30, 1996 and 1997 and for the nine months
   ended August 31, 1997 and 1998 (unaudited).....................  F-5

Consolidated Statements of Stockholder's Equity for the years ended November 30, 1995, 1996 and 1997 and for
   the nine months ended August 31, 1998 (unaudited)..............  F-6

Notes to Consolidated Financial Statements........................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of News Communications, Inc.
Fresh Meadows, New York

     We have audited the accompanying consolidated balance sheet of News Communications, Inc. and Subsidiaries as of November 30, 1997, and the related consolidated statement of operations, stockholders' equity, and cash flows for the years ended November 30, 1997 and 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of News Communications, Inc. and Subsidiaries as of November 30, 1997, and the consolidated results of their operations and their cash flows for the years ended November 30, 1996 and 1997, in conformity with generally accepted accounting principles.

PricewaterhouseCoopers LLP

New York, New York
May 15, 1998

                   NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                            November 30,                 August 31,
                                                                                1997                        1998
                                                                        -------------------          -------------------
                                                                                                         (Unaudited)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.........................................           $    424,620                 $    199,634
 Accounts receivable, less allowances for doubtful accounts of
  $849,530 in November 1997 and $1,050,304 in August 1998...........
                                                                                  3,479,269                    3,574,031

  Due from related parties..........................................                 27,613                       38,610
  Other.............................................................                176,738                      214,468
                                                                        -------------------          -------------------
   Total current assets.............................................              4,108,240                    4,026,743
INVESTMENT IN UNCONSOLIDATED ENTITIES                                                72,242                      249,729
PROPERTY AND EQUIPMENT (at Cost), Net...............................                399,364                      382,209
OTHER ASSETS:
  Goodwill, Net.....................................................              3,481,766                    3,271,629
  Other, Net........................................................                 81,267                       58,106
                                                                        -------------------          -------------------
TOTAL ASSETS........................................................              8,142,879                    7,988,416
                                                                        ===================          ===================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..................................................                626,610                    1,091,040
  Accrued expenses..................................................              1,166,573                    1,315,855
  Accrued payroll and payroll taxes.................................                 92,516
  Note payable......................................................                900,000                      800,000
  Unearned revenue..................................................                137,652                      151,129
  Related Party-Short-Term Debt.....................................                985,333                    2,478,834
  Due to related party..............................................                150,688                      103,438
                                                                        -------------------          -------------------
   Total current liabilities........................................              4,059,372                    5,940,296
NET LIABILITIES OF DISCONTINUED OPERATIONS                                           53,908
RELATED PARTY  LONG-TERM DEBT.......................................              1,415,338
COMMITMENTS AND CONTINGENCIES.......................................
MINORITY INTEREST...................................................                281,474                      281,474
STOCKHOLDER'S EQUITY:
 Preferred Stock, $1.00 Par Value; 500,000
shares authorized; $2,444,000 aggregate
liquidation value...................................................                200,340                      220,340
 Common Stock, $.01 Par Value; 100,000,000
shares authorized; 2,737,410 and 2,786,124 shares issued
and outstanding as of November 30, 1997 and August 31, 1998
 respectively.......................................................                 27,374                       27,861

PAID-IN-CAPITAL, PREFERRED STOCK....................................              2,077,025                    2,257,025
PAID-IN-CAPITAL, COMMON STOCK.......................................             14,377,157                   14,456,167
RETAINED EARNINGS (Accumulated deficit).............................            (14,049,876)                 (14,816,018)
LESS:  TREASURY STOCK (at Cost).....................................               (408,729)                    (408,729)
                                                                        -------------------          -------------------
  Total Stockholder's Equity........................................              2,332,787                    1,766,646
                                                                        -------------------          -------------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                     $  8,142,879                 $  7,988,416
                                                                        ===================          ===================

                See notes to consolidated financial statements.

                   NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      Year Ended            Year Ended       Nine Months Ended    Nine Months Ended
                                                  November 30, 1996     November 30, 1997     August 31, 1997      August 31, 1998
                                                -------------------   -------------------  -------------------  -------------------
                                                                                                (Unaudited)          (Unaudited)
NET REVENUES...................................        $16,614,501           $17,523,952          $13,051,666          $13,654,111
OPERATING EXPENSES:
     Direct Mechanical Costs...................          6,175,727             5,683,638            4,504,294            4,458,967
     Salaries, Benefits and
         Outside Labor Costs...................          8,801,931             8,880,694            6,212,264            6,753,411
     Rent, Occupancy & Utilities...............            820,299               842,735              658,144              658,691
     Provisions for Doubtful Accounts..........          1,360,057             1,013,904              301,250              332,200
     General and Administrative................          2,674,163             2,672,444            1,757,274            1,793,030
            Total Operating Expenses...........         19,123,415            19,802,177           13,433,226           13,996,299
                                               -------------------   -------------------  -------------------  -------------------
OPERATING INCOME (LOSS) Before Interest
     Expense and Equity in Loss From
     Unconsolidated Entities...................         (3,217,676)           (1,599,463)            (381,560)            (342,188)
INTEREST EXPENSE...............................           (177,471)             (200,948)            (143,101)            (240,173)
                                               -------------------   -------------------  -------------------  -------------------
INCOME (LOSS) BEFORE
     INCOME TAXES..............................         (3,395,147)           (1,770,411)            (524,661)            (582,361)
INCOME TAX PROVISION
     (BENEFIT).................................                ---                   ---                  ---                  ---
MINORITY INTEREST IN INCOME OF SUBSIDIARY......            (66,440)             (167,246)                 ---                  ---
                                               -------------------   -------------------  -------------------  -------------------
EQUITY IN LOSS FROM UNCONSOLIDATED ENTITIES....                ---               (30,000)                 ---             (160,000)
                                               -------------------   -------------------  -------------------  -------------------

NET INCOME (LOSS) FROM CONTINUING OPERATIONS...         (3,461,587)           (1,967,657)            (524,661)            (742,361)
LOSS FROM DISCONTINUED
     OPERATIONS................................           (419,841)             (730,585)            (348,168)                 ---
GAIN (LOSS) ON DISPOSAL........................                                 (255,973)
                                               -------------------   -------------------  -------------------  -------------------
NET INCOME (LOSS)                                       (3,881,428)           (2,954,215)            (872,829)            (742,361)
                                               ===================   ===================  ===================  ===================
LOSS PER COMMON SHARE:
     Continuing Operations.....................        $     (1.30)          $      (.73)         $      (.20)               $(.27)
     Discontinued Operations...................        $      (.16)          $      (.36)         $      (.13)         $      ----
            Total Loss Per Common Share........        $     (1.46)          $     (1.09)         $      (.33)               $(.27)
WEIGHTED AVERAGE NUMBER
     OF COMMON SHARES OUTSTANDING                        2,663,999             2,710,918            2,650,885            2,730,379
                                               ===================   ===================  ===================  ===================

                See notes to consolidated financial statements.

                  NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 Year Ended           Year Ended               Nine Months          Nine Months
                                                November 30,         November 30,             Ended August          Ended August
                                                    1996                 1997                   31, 1997              31, 1998
                                              -----------------     ----------------         ----------------     -----------------
                                                                                             (Unaudited)            (Unaudited)
OPERATING ACTIVITIES:
     Net Income (Loss)....................          (3,881,428)          (2,954,215)                (872,829)             (742,361)
     Adjustments to reconcile net loss to
     net   cash   (used   for)   Loss   from
     discontinued operations..............             419,841              986,558
         Depreciation and Amortization....             497,774              447,462                  374,470               428,700
     Provision for doubtful accounts......           1,370,224            1,013,904                  301,256               332,200
     Compensation recognized related to
     Warrants issued......................             128,000                  ---                      ---                   ---
     Amortization of debt discount........              17,333               39,138
     Minority interest....................              66,440              167,246
     Change in Assets and Liabilities:
        (Increase) decrease in:
        Accounts receivable...............           (345,658)          (1,227,954)              (1,465,061)             (426,962)
        Other current assets..............            (63,424)             (26,614)                  (7,679)              (37,729)
        Other assets......................               2,929               64,471                 (28,869)                 7,705
        Related party receivable..........             105,233             (13,613)                    1,109              (10,977)
        Increase (decrease) in:...........
        Accounts    payable    and   accrued         (181,351)              395,509                  355,829               265,221
     expenses
        Accrued payroll and payroll taxes.              83,591            (316,076)
        Other current liabilities.........             122,653               15,000                    4,222                13,477
        Related party payable.............              30,506               91,000                   25,017              (47,250)
     Total adjustments....................           2,254,091            1,636,031                (439,712)               524,365
                                              -----------------     ----------------         ----------------     -----------------
       Net cash - operating activities of
         Continuing operations............         (1,627,337)          (1,318,184)              (1,312,541)             (217,996)
                                              -----------------     ----------------         ----------------     -----------------
INVESTING     ACTIVITIES    OF    CONTINUING
     OPERATIONS:
     Purchase  of  South  Shore  Publishers,                 -            (421,500)
     Inc.
     Capital expenditures.................            (47,626)            (102,658)                 (85,090)             (109,289)
     Investment in unconsolidated entities                   -             (72,242)                                      (175,986)
                                              -----------------     ----------------         ----------------     -----------------
     Net  cash  -  investing   activities  -          (47,626)            (596,400)                 (85,090)             (285,275)
     forward..............................
                                              -----------------     ----------------         ----------------     -----------------
FINANCING     ACTIVITIES    OF    CONTINUING
     OPERATIONS:
     Proceeds from preferred stock........           2,000,000                    -                                        200,000
     Proceeds from exercise of stock options            12,500              181,090                  131,935
     Costs of raising capital.............            (18,183)             (39,670)
     Proceeds  from exercise of warrants and
     underwriter options..................              19,500
     Principal payments on notes payable..            (24,000)            (275,000)                (275,000)             (100,000)
     Dividend on preferred stock..........            (41,360)             (35,426)                 (17,620)              (23,780)
     Proceeds from notes payable..........           1,675,000            1,500,000
                                              -----------------     ----------------         ----------------     -----------------
        Net  cash   provided   by  (used)  -
     financing   activities   of  continuing         3,623,457            1,330,994                (160,685)                76,220
     operations...........................
                                              -----------------     ----------------         ----------------     -----------------
        Net  cash  (used  in)   provided  by         (508,081)            (486,677)                   88,632               202,065
     discontinued operations
                                              -----------------     ----------------         ----------------     -----------------
        Net increase (decrease) in cash...           1,440,413          (1,070,267)              (1,469,684)             (224,986)
     Cash  - beginning of year............              54,474            1,494,887                1,546,704               424,620
     Cash - end of year...................           1,494,887              424,620                   77,020               199,634
                                              =================     ================         ================     =================
     Supplemental  disclosure  of cash  flow
     information:.........................
         Cash  paid   during  the  year  for
          interest                                     130,969              189,572                   75,674                94,730

                See notes to Consolidated Financial Statements

                  NEWS COMMUNICATIONS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                            Paid-in
                                                Preferred                   Capital        Common                   Paid-in
                                                Stock        Preferred     Preferred       Stock      Common        Capital
                                                 (shares)      Stock         Stock        (shares)      Stock     Common Stock
-------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1995                             449     $    449     $  519,873     2,652,555     $26,526   $13,776,506
     Stock  issued  in   connection   with             ---          ---            ---         3,250          33        19,468
         exercise of C warrants
     Stock  issued  in   connection   with             ---          ---            ---         3,333          33        12,467
         exercise of options
     Issuance    of    $10     Convertible          20,000      200,000      1,800,000           ---         ---           ---
         Preferred Stock
     Costs of raising capital                          ---          ---      (118,183)        16,667         167        94,833
     Warrants  issued in  connection  with             ---          ---            ---           ---         ---        64,000
         long term debt
     Warrants  issued in  connection  with             ---          ---            ---           ---         ---       128,000
         consulting services
     Stock issued as preferred dividends               ---          ---            ---         3,541          35        15,965
     Dividend on preferred stock                       ---          ---            ---           ---         ---           ---
     Net loss                                          ---          ---            ---           ---         ---           ---
                                                ...............................................................................
BALANCE, NOVEMBER 30, 1996.................         20,449  $   200,449    $ 2,201,690     2,679,346   $  26,793   $14,116,239
     Stock  issued  in   connection   with
         exercise of C warrants............            ---          ---            ---        30,182         302       141,119
     Stock  issued  in   connection   with
         purchase of Nassau................            ---          ---            ---         5,333          53           (53)
     Conversion    of    8%    Convertible
         Preferred                                    (103)        (103)      (102,897)       16,349         163       102,837
         Stock.............................
     Warrants  issued in  connection  with
         long term debt....................            ---          ---            ---           ---         ---        91,800
     Conversion    of   10%    Convertible
         Preferred                                      (6)          (6)       (21,768)        3,600          36        21,738
         Stock.............................
     Stock issued as preferred dividends...            ---          ---            ---         2,600          26        12,974
     Dividend on preferred stock...........            ---          ---            ---           ---         ---           ---
     Net loss..............................            ---          ---            ---           ---         ---           ---
                                                -------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1997                          20,340  $   200,340    $ 2,077,025     2,737,410   $  27,374   $14,486,653
                                                ===============================================================================
     Stock  issued  in   connection   with
         purchase of Nassau................            ---          ---            ---        48,714         487          (486)
     Issuance of $10 Convertible Preferred
         Stock.............................           2,000       20,000        180,000
     Dividends on preferred stock..........            ---          ---            ---           ---         ---           ---
     Net loss..............................            ---          ---            ---           ---         ---           ---
                                                -------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1998 (unaudited)                22,340     $220,340     $2,257,025     2,786,125     $27,861   $14,486,167
                                                ===============================================================================
                                                                                  Total
                                                                                 Stock-
                                                    Retained      Treasury      holders'
                                                    Deficit         Stock        Equity
------------------------------------------------------------------------------------------
Balance, November 30, 1995                         $(7,108,447)     $408,729   $6,806,178
     Stock  issued  in   connection   with                  ---          ---       19,500
         exercise of C warrants
     Stock  issued  in   connection   with                  ---          ---       12,500
         exercise of options
     Issuance    of    $10     Convertible                  ---          ---    2,000,000
         Preferred Stock
     Costs of raising capital                               ---          ---     (18,183)
     Warrants  issued in  connection  with                  ---          ---       64,000
         long term debt
     Warrants  issued in  connection  with                  ---          ---      128,000
         consulting services
     Stock issued as preferred dividends               (16,000)          ---          ---
     Dividend on preferred stock                       (41,360)          ---     (41,360)
     Net loss                                       (3,881,428)          ---  (3,881,428)
                                                 .........................................
BALANCE, NOVEMBER 30, 1996.................       ($11,047,235)     $408,729   $5,089,207
     Stock  issued  in   connection   with                                        141,421
         exercise of C warrants............                 ---          ---
     Stock  issued  in   connection   with
         purchase of Nassau................                 ---          ---          ---
     Conversion    of    8%    Convertible
         Preferred                                          ---          ---          ---
         Stock.............................
     Warrants  issued in  connection  with
         long term debt....................                 ---          ---       91,800
     Conversion    of   10%    Convertible
         Preferred                                          ---          ---          ---
         Stock.............................
     Stock issued as preferred dividends...            (13,000)          ---          ---
     Dividend on preferred stock...........            (35,426)          ---     (35,426)
     Net loss..............................         (2,954,215)          ---  (2,954,215)
                                                 -----------------------------------------
BALANCE, NOVEMBER 30, 1997                        $(14,049,876)     $408,729   $2,332,787
                                                 =========================================
     Stock  issued  in   connection   with                   (1)
         purchase of Nassau................                              ---          ---
     Issuance of $10 Convertible Preferred
         Stock.............................                                       200,000
     Dividends on preferred stock..........            (23,780)                  (23,780)
     Net loss..............................           (742,361)                 (742,361)
                                                 -----------------------------------------
BALANCE, AUGUST 31, 1998 (unaudited)              ($14,816,018)   $(408,729)   $1,766,646
                                                 =========================================

                See notes to consolidated financial statements.

                  NEWS COMMUNICATIONS, INC. and SUBSIDIARIES

    Notes to Unaudited Consolidated Financial Statements at August 31, 1998
      and Audited Consolidated Financial Statements at November 30, 1997


1.    Organization and Industry Segment:

     News Communications, Inc., a Nevada corporation, is primarily engaged, through various wholly-owned and majority-owned subsidiaries in the publication and distribution of advertiser supported, community oriented newspapers. The company's publishing subsidiaries are Access Network Corp. ("Access"), Manhattan Publishing Corp. ("MPC"), Tribco Incorporated ("Tribco"), Dan's Papers, Inc. ("DPI"), Parkchester Publishing Co., Inc. ("Bronx Press Review"), Nassau Community Newspaper Group, Inc. ("Nassau Newspapers"), Capitol Hill Publishing, Inc. ("Capitol Hill"), Brooklyn Newspaper Publishing, Inc. ("Brooklyn"), West Side Newspaper Corp. ("West Side") and South Shore Publishers, Inc. (South Shore), News Communications, Inc. and Subsidiaries (the "Company") function in one industry segment, that is the news publication business.

     As discussed in Note 20, Manhattan File Publishing, Inc., ("Manhattan File"), the company's only magazine publishing subsidiary, is presented as a discontinued operation

2.   Summary of Significant Accounting Policies:

     Consolidation - The consolidated financial statements of the company include the accounts of the parent company and its wholly-owned and majority-owned subsidiaries. All material intercompany transactions have been eliminated.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made by management with respect to the company's allowance for doubtful accounts, amortization relating to goodwill, depreciation and amortization in connection with property and equipment, and the possible outcome of outstanding litigation among other items. Actual results could differ from those estimates.

     Property and Equipment - All expenditures for betterments and additions are capitalized. Expenditures for normal repairs and maintenance are charged against income as incurred. Depreciation and amortization are provided for financial reporting purposes on the basis of the various estimated useful lives of the assets, using the straight-line method as follows:

                                             Years
                                             -----

          Furniture, fixtures and office
          equipment                          5-10

          Leasehold improvements             Shorter of useful life of asset
                                             or length of lease

     Goodwill - Goodwill represents the excess of the cost of acquired assets over their fair values at dates of acquisition and is being amortized over ten to twenty years on a straight-line basis. The company's policy is to record an impairment loss against the net unamortized cost of goodwill in the period when it is determined that the carrying amount of the asset may not be recoverable. At each balance sheet date, the company evaluates the realizability of goodwill for each subsidiary having a material goodwill balance. This determination is based on an evaluation of such factors as the occurrence of a significant event, a significant change in the environment in which the business operates or if the expected future non-discounted net income of the subsidiary would become less than the carrying amount of the goodwill asset. An impairment loss would be recognized if the unamortized goodwill balance exceeds the non-discounted cash flows of the subsidiaries. Based upon its most recent analysis, the company believes that no impairment of goodwill exists at November 30, 1997. This analysis is based on future estimates that project cash flow from operations. However, based on the company's historical information which reflects negative cash flow for many subsidiaries, it is possible that such cash flow projections may not be realized in the near future which could result in a write-down of goodwill.

     Revenue Recognition - Advertising revenues are earned when advertisements appear in the various publications.

     Direct Mechanical Costs - Production- and distribution-related expenses are classified as direct mechanical costs.

     Seasonality - One of the company's publications (which generated approximately 22% and 21% of revenues in fiscal 1997 and 1996 respectively) is a resort-area newspaper, that earns a significant portion of its revenue during the summer months.

     Concentration of Customers - The majority of the company's customers are located in four of the boroughs of New York City, in Nassau County and Eastern Long Island.

     Concentrations of Credit Risk - Financial instruments that potentially subject the company to concentrations of credit risk are cash and accounts receivable arising from its normal business activities. The company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited. The company places its cash with high credit quality financial institutions. The company has not experienced any losses with financial institutions. The amount on deposit in any one institution that exceeds federally insured limits is subject to credit risk. As of November 30, 1997, the company had approximately $425,000 with financial institutions subject to a credit risk beyond the insured amount.

     Reclassifications -Certain prior year amounts have been reclassified to conform to the current year's presentation.

3.  Property and Equipment and Depreciation and Amortization:

    Major classes of property and equipment are as follows:

                                                                   November 30,          August 31,
                                                                        1997                 1998
                                                            ------------------------------------------
Leasehold improvements                                                   $281,122             $297,815
Computer equipment and software                                           390,327              464,518
Machinery and equipment                                                   114,637              117,972
Furniture and fixtures and office equipment                               125,135              141,393
Distribution boxes                                                         42,634               41,435
                                                            ------------------------------------------
Total - at cost                                                           953,845              106,313
Less:  Accumulated depreciation and amortization                          554,481              680,924
                                                            ------------------------------------------
Property and equipment  net                                              $399,364             $382,209
                                                            ------------------------------------------

Depreciation and amortization expense for the years ended November 30, 1997 and 1996 amounted to $172,593 and $170,740, respectively.

4.  Intangible Assets:

    A breakdown of intangible is as follows:


                                                         Amortization
                                                            Period
                                                            Years           Cost         Amortization            Net
                                                          ---------     -----------      ------------          -------
August 31, 1998             Goodwill                        10-20        $5,474,720          $2,203,091        $3,271,629
(unaudited)                                                          ====================================================
                            Organization costs                  5        $   30,184          $   22,891        $    7,293
                                                                     ====================================================

November 30, 1997           Goodwill                        10-20        $5,474,720          $1,992,954        $3,481,766
                                                                     ====================================================
                            Organization costs                  5        $   30,184          $   17,860        $   12,324
                                                                     ====================================================

The components of goodwill by acquired entity (unaudited) is as follows:

  Queens Tribune                                 $1,144,843
  Our Town                                          687,972
  Bronx Press Review                                208,467
  Nassau Newspapers/South Shore Record              945,950
  Westsider/Chelsea Clinton                         197,380
  Brooklyn Skyline                                   87,017
                                                 ----------
  Total                                          $3,271,629
                                                 ==========

Organization costs are included in the caption "Other Assets" on the balance sheet.

Amortization expense of $289,467 and $314,397 was recognized for the years ended November 30, 1997 and 1996, respectively.

5.   Notes Payable

     Short-term payable at November 30, 1997 consisted of a $900,000 loan due on January 5, 1998 at the Bank's prime rate plus 3 percent. The prime rate at November 30, 1997 was 8.5 percent. The Bank has not called the loan subsequent to its due date, and, at its sole option, can continue to extend the due date of the loan. $100,000 of the note was paid in January 1998. All of the Company's accounts receivable are pledged as collateral for the loan.

     Short-term note payable in the amount of $985,333 (net of unamortized discount of $14,667) at November 30, 1997 consisted of a promissory note due to a principal shareholder of the Company. The note is due on May 21, 1998, and has as a stated interest rate of 8.5 percent per annum. Interest is payable quarterly commencing July 1, 1996. As additional consideration for the promissory note, detachable warrants to purchase 66,667 shares of the Company's common stock at $7.50 per share were issued to the lender and, accordingly, $64,000 of the proceeds of the promissory note were allocated to the detachable warrants and included in additional paid-in-capital - common stock. All of the assets of the Company, as well as all of the outstanding common stock of Tribco and Access, are pledged as collateral for the note.

     Long term note payable in the amount of $1,415,338 (net of unamortized discount of $84,662) at November 30, 1997 consisted of a promissory note due to an affiliate of a principal shareholder and officer of the Company. The note is due on December 31, 1998, and has a stated interest rate of 9.75 percent per annum. Interest is payable monthly commencing December 1, 1997. As additional consideration for the note payable, warrants to purchase 100,000 shares of the Company's common stock at $6.75 per share were issued to the lender, and, accordingly $91,800 of the proceeds of the note were allocated to the warrants and included in additional paid-in - capital - common stock. The loan was made to DPI, and all of the assets of DPI are pledged as collateral for the note.

     The company does not anticipate using any portion of the proceeds of this offering for the payment of debts to related parties. The company currently intends to obtain loans to pay any related-party debts.

6.   Fair Value of Financial Instruments

     Statement of Financial Accounting Standards ["SFAS"] No. 107, "Disclosures about Fair Value of Financial Instruments," and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," require the disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the consolidated balance sheet, for which it is practicable to estimate fair value. The Company's financial instruments include cash and cash equivalents, trade receivables, trade payables, and current and long-term debt. The carrying value of the Company's financial instruments approximates fair value. The fair values of cash and cash equivalents, net accounts receivable, trade payables and short-term debt approximate cost because of the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is estimated based on discounting expected cash flows at rates currently available to the Company with similar risks and maturities.

7.   Related Parties:

     Certain company office facilities are leased from an officer of a subsidiary of the company. Rental expense amounted to approximately $58,000 and $49,000 for the years ended November 30, 1997 and 1996, respectively. The lease commitment is adjusted annually based on the consumer price index as of November. The lease term is for ten years with a renewal option of five years. The original lease term expires on November 1, 2008.

     At November 30, 1997, amounts owed to an officer of a subsidiary of the company for a bonus and expenses amounted to approximately $150,000.

     As discussed in Note 5, at November 30, 1997, the company has a short - and long - term note payable due to affiliates of principal stockholders of the company.

     Revenues from related parties amounted to $25,300 and $354,125 during the years ended November 30, 1997 and 1996, respectively.

8.   Leases:

     The company leases all operating facilities under operating leases expiring through January 2003. Rent expense under operating leases was approximately $541,000 and $512,000 for years ended November 30, 1997 and 1996, respectively.

     The future minimum payments under non-cancelable operating leases consisted of the following at November 30, 1997:

                        Fiscal Year Ending           Operating
                            November 30,              Leases
                        ------------------          ----------

                             1998                     $487,229
                             1999                      375,923
                             2000                      243,911
                             2001                       58,842
                             2002                       46,675
                                                    ----------
                                                    $1,212,580
                                                    ==========

The operating leases also provide for cost escalation payments and payments for maintenance and real estate taxes. The company has options to renew certain leases for additional five-year terms.

9.   Commitments and Contingencies:

     A subsidiary of the company has indemnified two former employees and a director from adverse judgments and legal fees arising in connection with certain legal actions, except such adverse judgments as may be based on claims that allege or involve wrongful conduct by said former employees and director. The company has paid no such indemnification amounts to date.

     The company has an employment agreement expiring in 2007 with the President of DPI. The agreement stipulates an annual salary of $10,000 greater than his base salary for the fiscal year beginning December 1, 1997 (base salary at December 1, 1997 was $134,000), adjusted for increases in the consumer price index, plus a bonus in each fiscal year based on net profits (as defined) of DPI, and fringe benefits totaling approximately $37,000 annually.

     The President of DPI has a put option that requires the company to buy his 20 percent interest of DPI for a price equal to 20 percent of the retained earnings, if any, of DPI plus the greater of $200,000 or 20 percent of gross collected revenues [net of agency commissions] for the full fiscal year prior to exercise of the option. At November 30, 1997, the value of the put option based on the aforementioned formula was approximately $1 million. The option is related to the 1988 acquisition of DPI by the company.

     The company has an employment contract, through October 14, 1999, with its President. The contract stipulates an annual base salary of $150,000 plus bonuses as determined by the board of directors.

     In August 1993, the Chairman of the Board entered into a five-year employment agreement with the company. In October 1996, the agreement was amended to extend the employment period through August 2003. The agreement calls for an annual salary of $195,000 and certain other benefits. Stock options for 100,000 shares of the company's common stock at an exercise price of approximately $7.13 per share expiring on August 31,

1998 were awarded to the Chairman in connection with the agreement. At his request, the company will also provide the Chairman of the Board with medical and other benefits and perquisites, including reimbursement for expenses relating to maintenance of appropriate office space for him, including rent and secretarial costs. The Chairman of the Board may terminate the agreement at any time on at least 10 days' notice to the company. In the event of his permanent disability or death, amounts of salary and bonuses shall continue to be paid to him or the legal representative of his estate until the end of the term of the agreement.

     The Publisher of Brooklyn has an employment agreement expiring in August 1999. The agreement stipulates an annual salary of $60,000, plus increases and bonuses based upon the net profits (as defined) of Brooklyn.

     Certain holders of options, warrants and stock of the company have received registration rights with respect to the securities held by or issuable to them. These registration rights could result in substantial future expense to the company and could adversely affect any future equity or debt financing.

10.   Legal Proceedings:

     An action entitled Tracey Robinson v. The Hill, News Communications, Inc., and Media Venture Group, Inc., was initiated in September 1996 in the United States District Court for the District of Columbia in which the Plaintiff, a former national advertising executive for Capitol Hill, has alleged race discrimination and retaliation in connection with her discharge and claims compensatory and punitive damages of $5.2 million. The case was tried to a jury and resulted in an adverse determination of liability to the company in the amount of $100,000, which has been recorded in the period ended November 30, 1997. No appeal has been taken from that finding. The plaintiff has requested an award of fees and costs in the approximate amount of $150,000, which the company is vigorously opposing.

     Management of the company is unable to predict or determine the final outcome of the aforementioned proceeding or whether the resolution of the matters could materially affect the company's financial position, results of operations, or liquidity.

11.   Common Stock:

     At November 30, 1997, the company has approximately 2,764,333 shares of common stock reserved for issuance upon conversion of outstanding preferred stock and exercise of options and warrants. In addition, the company had reserved for issuance 48,714 shares of common stock (valued by the company at approximately $320,000) in connection with the company's 1993 acquisition of the Nassau Newspapers. In March 1998 the shares were issued; however, 12,191 have been placed in escrow for delivery in December 1998.

12.  Preferred Stock:

     Preferred stock at November 30, 1997 consisted of the following:

      10% non-voting convertible preferred stock, 1,250 shares         $     26
      authorized; 26 issued and outstanding, $500 per share per
      annum cumulative dividends, $130,000 liquidation value
      8% convertible preferred stock, 500 shares authorized,                114
      114 issued and outstanding, $80 per share per annum
      cumulative dividends, $114,000 liquidation value
      12% convertible preferred stock, 200 shares authorized,               200
      200 shares issued and outstanding, $120 per share per
      annum cumulative dividends, $200,000 liquidation value
      $10 convertible preferred stock, 200,000 shares                   200,000
      authorized, issued and outstanding, $2,000,000 liquidation value

(a) The 10% non-voting convertible preferred stock is redeemable at the option of the company, under certain circumstances. The holders can convert their shares of preferred stock into shares of common stock at the rate of 2,000 shares of common stock for each share of preferred stock, subject to standard anti-dilution provisions.

     In October 1996, the company distributed 3,541 shares of its common stock in payment of a $500 dividend per share due holders as of September 19, 1996 on each of the 32 shares of 10% non-voting convertible preferred stock. As a result, common stock at par increased by $35, additional paid-in-capital - common stock was increased by $15,965 and retained earnings decreased by $16,000.

(b) The 8% convertible preferred stock and the 12% convertible preferred stock may be redeemed, in whole or in part, at the option of the company for a redemption price equal to the liquidation preference of $1,000 per share plus accrued and unpaid dividends. The holders of the 8% and 12% convertible preferred stock may convert each share, at any time, into shares of common stock. The number of shares of common stock into which each share of preferred stock may be converted shall be obtained by dividing $1,000 by a conversion price of $6.30, which is subject to standard anti-dilution provisions. The 8% and 12% convertible preferred stock have no voting rights except if the company is in default of four consecutive dividend payments, then holders are entitled to vote.

     During 1997, holders of the company's 8% convertible preferred stock converted 103 shares into 16,349 shares of common stock and 16,349 five-year warrants to purchase common stock exercisable at $6.30 per share. As a result, common stock at par increased by $163, additional paid-in-capital
     - common stock increased by $102,837, preferred stock at par decreased by $103 and additional paid-in-capital - preferred stock decreased by $102,897.

     During the years ended November 30, 1997 and 1996, cash dividends totaling $35,426 and $41,360, respectively were paid to the holders of the 8% convertible preferred stock and the 12% convertible preferred stock.

(c) In October 1996, the company entered into an agreement with a group of investors to which the company issued 200,000 shares of a newly designated $10.00 convertible preferred stock and warrants to purchase 266,000 shares of common stock at $6.00 per share (See Note 15) for an aggregate consideration of $2,000,000. The holders of $10 convertible preferred stock, acting as a single class, are entitled to nominate and elect, at all times, one-half of the total number of directors of the company.

     Dividends on the $10 convertible preferred stock are noncumulative and are payable at a rate of five times the amount of dividends, if any, per share declared and paid by the company on its common stock. During 1996, no dividends were declared and paid on the $10 convertible preferred stock.

     The holders of the $10 convertible preferred stock may convert each share, at any time, into shares of common stock. The number of shares of common stock into which each share of the $10 convertible preferred stock may be converted is obtained by dividing $10 by a conversion price. The conversion price is initially set at $6.00, and is subject to adjustments generally for dilution or decline in the market price below $6.00.

     The holders of the $10 convertible preferred stock have substantially the same voting rights as the holders of the company's common stock; however, the vote of the holders of the $10 convertible preferred stock, acting as a single class, is required for stockholder approval of certain corporate matters. Each holder of the $10 convertible preferred stock is entitled to the number of votes that he or she would have had if each share of $10 convertible preferred stock had been converted into shares of common stock.

13.   Treasury Stock:

     Treasury stock is shown at cost and consists of 50,333 shares of common stock.

14.  Stock-Based Compensation

     In October 1995, the Financial Accounting Standards Board ["FASB"] issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes financial accounting and reporting standards for employee stock-based compensation plans and to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. SFAS No. 123 encourages, but does not require, companies to record compensation cost for employee stock-based compensation plans at fair value. The company has elected, as permitted by SFAS No. 123, to account for its employee plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ( APB) Opinion No. 25. However, pro forma disclosures of net income and earnings per share must be made as if the SFAS No. 123 accounting standard had been adopted. The fair value of options for purposes of the SFAS No. 123 proforma disclosures has been estimated using a Black-Scholes option pricing model. No options were granted by the company during 1997. Based on Black-Scholes values, the weighted average fair value of options granted during 1996 was $0.75. The fair value is estimated on the date of grant with the following weighted average assumptions used for options granted in 1996; expected volatility of 72 percent; risk free interest rate of 6.27 percent; and expected lives of approximately one year. As of November 30, 1997, the weighted average remaining contractual life was approximately two years. Pro forma net loss from continuing operations and pro forma net loss for 1996 would be approximately $3,733,000 and $4,153,000, respectively. Pro forma loss per share from continuing operations and proforma loss per share for 1996 would be approximately $.47 and $.52, respectively.

     Information regarding the company's stock option plans is as follows:

(a) Stock Option Plan - The company has a Stock Option Plan (the Plan) pursuant to which it has reserved authorized, but unissued, shares of common stock for issuance of both Qualified Incentive Stock Options and Non-Qualified Stock Options to employees, officers and directors of the company. Under the Plan, a maximum of 122,222 shares of common stock is available for issuance. The option price will be the fair market value (110% of the fair market value for Qualified Incentive Stock Options granted to a holder of 10% or more of the company's common stock) as defined by the Plan. Generally, options may be exercised commencing two years from the date of grant and terminating ten years from the date of grant. At November 30, 1997 and 1996, approximately 12,222 and 40,400 options were exercisable, respectively. The following is a summary of transactions:

                                            1997              1996
                                        ------------------------------

Outstanding  Beginning of year             59,722            59,722
  Granted during the year                       -                 -
  Terminated during the year              (14,167)                -
                                          -------           ________

Outstanding  End of year (1)               45,555            59,722
                                        ==============================


(1) With an exercise price per share ranging from $6.00 to $27.00, giving effect to the one-for-ten reverse stock split, which occurred on May 12, 1992 and the one-for-three reverse stock split which occurred on January 14, 1999. The weighted average exercise price at November 30, 1997 was $6.72 per share.

     At November 30, 1997 and 1996, there were 76,667 and 62,500 shares (after giving effect to the December 15, 1995 amendment to the Stock Option Plan to increase the number of shares of common stock available for issuance pursuant to the Plan) available for future grants.

(b) Directors and Officers Stock Option Plan - On August 17, 1993, the Board of Directors adopted a Discretionary Directors and Officers Stock Option Plan as amended (the "Discretionary Option Plan") pursuant to which the Board may award options to purchase an aggregate of 666,667 shares of common stock to directors and officers of the company and its subsidiaries which shall be exercisable at the market price on the date of grant for periods (generally five years), and under conditions, specified by the Board in
     such grants.   Options under the Discretionary Option Plan are non-
     qualified and non-incentive options for purposes of income taxation and are not intended to qualify under Section 422A of the Internal Revenue Code of
     1986.   No grants were made under the Discretionary Option Plan during the fiscal year ended November 30, 1997.

     On August 17, 1993, the Board also adopted a Non-Discretionary Directors Stock Option Plan (the "Non-Discretionary Option Plan") pursuant to which each director will be granted, on August 17, 1993 and each anniversary thereof on which he or she continues to be a director, a five-year option to purchase 3,333 shares of common stock at the market price on the date of the grant. The Non-Discretionary Plan also provides that any person becoming a director within the six months after any August 17 will be granted options. The maximum number of options authorized pursuant to the plan amounts to 166,666 which were granted as of November 30, 1996.

     The following is a summary of transactions relating the Directors and Officers Stock Option Plans:


                                               1997                1996
                                         ------------------------------------

Outstanding  Beginning of year                706,833             586,833
Granted during the year                             -             120,000
                                           ______________     ______________
Outstanding - End of the year (1)             706,833             706,833
                                         ====================================


(1) With an exercise price per share ranging from $3.75 to $8.07. The weighted average exercise price at November 30, 1997 was $6.63 share.

15.  Stock Warrants

     At November 30, 1997, the company has 812,376 shares of common stock reserved for issuance upon exercise of warrants. Information regarding the company's warrants outstanding is as follows:

     Redeemable Class C Warrants - Each Class C Warrant, which entitles the holder to purchase one share of the company's common stock at $6.00 per share, became exercisable October 9, 1993 and expired October 9, 1996. During the year ended November 30, 1996, 35,982 Redeemable Class C Warrants were exercised for proceeds of $215,890. The common stock in connection with the October 1996 exercise of 30,182 of the Redeemable Class C Warrants was issued in March and May 1997.

     Redeemable Class D-9 Warrants - Each Class D Warrant, which entitles the holder to purchase one share of the company's common stock at $9.00 per share, became exercisable October 9, 1993 and expire October 9, 1998. The Class D Warrants are redeemable by the company under certain conditions. At November 30, 1997 and 1996, the company had outstanding 284,645 Redeemable Class D Warrants.

     Non-Redeemable Warrants - At November 30, 1997 and 1996, the company had outstanding 628,333 and 528,333 non-redeemable warrants, respectively. Each warrant entitles the holder to purchase one share of the company's common stock at an exercise price ranging from $4.14 to $9.00 per share. The warrants are all currently exercisable and expire on the following dates:

             Number of Warrants               Expiration Date

                 28,333                        October 1998
                 33,333                          May 1999
                200,000                          May 2001
                266,667                        October 2001
                100,000                        November 2002


     There were no exercises of non-redeemable warrants during the years ended November 30, 1997 and 1996. All of the warrants that expire May 2001 were issued to a principal stockholder of the company, of which 66,667 were issued in connection with a promissory note (See Note 5) and 133,333 were issued as consideration for consulting services. The 266,667 warrants expiring in October 2001 were issued with the $10 convertible preferred stock (See Note 12). All of the warrants that expire November 2002 were issued to an affiliate of principal stockholder of the company in connection with a promissory note (See Note 5).

16.  Income Taxes

     The company has a deferred tax asset amounting to $3,854,612 at November 30, 1997, principally relating to net operating loss carryforwards of $9,560,829 and a basis difference in the carrying amount of trade accounts receivable for financial reporting purposes and the amount used for income tax purposes. The company recorded a valuation allowance amounting to the entire deferred tax asset balance because the company's financial condition, its lack of a history of consistent earnings, and possible limitations on the use of carryforwards give rise to uncertainty as to whether the deferred tax asset is realizable. No amount of current or deferred federal or state income tax is presented.

     As of November 30, 1997, the approximate amount of the net operating loss income tax carryforwards of continuing operations and their expiration dates are as follows:


                     Expiring in Years
                    Ending November 30,           Carryforwards
                    -------------------           -------------

                            2004                       202,301
                            2005                       937,798
                            2006                       144,487
                            2007                       701,056
                            2008                             0
                            2009                             0
                            2010                       538,204
                            2011                     3,687,409
                            2012                     3,349,574
                           Total                     9,560,829

17.  Loss Per Share

     Loss per share amounts are computed by dividing the net loss after deduction of preferred stock dividends by the weighted average number of shares outstanding. Options, warrants and convertible preferred stock are assumed converted if dilutive.

18.  New Authoritative Accounting Pronouncements

     In February 1997, the FASB issued SFAS No. 128 "Earnings Per Share", which will require companies to present basic earnings per share (EPS) and diluted earnings per share, instead of the primary and fully diluted EPS that is currently required. The new standard requires additional informational disclosures, and also makes certain modifications to the currently applicable EPS calculations defined in APB Opinion No. 15. The new standard is required to be adopted by all public companies for reporting periods ending after December 31, 1997, and will require restatement of EPS for all prior periods reported. Early adoption of the standard is prohibited. However, the company's loss per share for the years ended November 30, 1997 and 1996 would not have been materially different had the company applied the provisions of SFAS No. 128.

     The FASB also issued the following additional standards. These standards principally relate to presentation and disclosure items. While not required to be adopted by the company until 1999, the company does not anticipate that the standards will have a material impact on the company's financial statement presentation or footnote disclosures:

     - SFAS No. 130, "Reporting Comprehensive Income"
     - SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"
     - SFAS No. 132, "Employers' Disclosure about Pensions and other Postretirement Benefits"

19.  Acquisitions

     On November 26,1997 the company acquired all of the outstanding stock of South Shore Publishers, Inc. for approximately $421,500. In accordance with the terms of the agreement, the company is entitled to an adjustment of purchase price if certain net working capital requirements are not met as of the acquisition date. The entire purchase price was allocated to intangible assets and is being amortized over an average period of 15 years. The company has not yet completed its allocation to identifiable intangible assets, and the amortizable lives may be subject to change. Any such change is not expected to have a material effect on the financial statements.

     In 1997, the company acquired 50 percent of the outstanding stock of New York Blade News, Inc. (NYBN) for approximately $100,000. The New York Blade began publishing in October 1997 under the terms of a letter agreement between the company and the owner of the remaining 50 percent interest in NYBN. Unaudited financial data is as follows:

                       Year ended November 30,       9 months ended August 31,
                       -----------------------       -------------------------

                       1997               1996       1998                 1997
                       ----               ----       ----                 ----

                                             Unaudited
                                             ---------

Net Sales              $ 66,523            ---       $ 517,568            ---

Operating Loss         (60,098)            ---       (320,282)            ---

Net Loss               (60,098)            ---       (320,282)

     ---



     In April 1997, the company entered into an agreement, subject to certain conditions, to acquire the business of a radio station in Annapolis, Maryland for a purchase price of $268,000. As of November 30, 1997, the purchase had not yet been consummated; however, a deposit of $25,000 was made during 1997.

20.  Discontinued Operations

     In August 1997, the company adopted a plan to discontinue the Manhattan File glossy magazine business. Accordingly, operating results have been reclassified and reported in discontinued operations. Net liabilities of Manhattan File consist mainly of accounts receivable and accounts payable. On February 26, 1998, the company entered into an agreement whereby it sold 80 percent of the outstanding shares of Manhattan File (retaining 10 percent) to the holder of the remaining 10 percent of the shares. In accordance with the terms of the agreement, the only consideration to be received by the company is any excess of accounts receivable, at the closing date, collected in excess of payments of accounts payable that existed at the closing date. The estimated loss on the sale of Manhattan File, which includes operating losses until disposal, is approximately $256,000. Revenues from Manhattan File amounted to approximately $1,582,000 and $1,720,000 for the years ended November 30, 1997 and 1996, respectively.

21.  Subsequent Events (unaudited)

     In February 1998, the company distributed 2,600 shares of its common stock in payment of a $500 dividend per share due holders as of September 19, 1997 on
each of the 26 shares of 10% non-voting   convertible preferred stock.  As a
result, common stock at par increased by $26, additional paid-in-capital - common stock increased by $12,974 and retained earnings decreased by $13,000.

     In April 1998, the company entered into an agreement pursuant to which the company issued 20,000 shares of $10 convertible preferred stock for an aggregate consideration of $200,000.

     The company's common stock is listed on the Nasdaq Stock Market, Inc. ("Nasdaq"). The company has been advised by Nasdaq that the company is not in compliance with Nasdaq's new net tangible assets/market capitalization/net income requirements for companies listed on the Nasdaq SmallCap Stock Market became effective on February 23, 1998, and that Nasdaq intended to delist the company's securities from the Nasdaq SmallCap Stock Market as of the close of business on March 16, 1998. On July 29, 1998, following an expedited written hearing before Nasdaq Listing Qualifications Panel, a determination was made that News Communications had failed to meet the minimum net tangible asset requirement and the minimum market capitalization requirement. As a result, Nasdaq decided that our shares would be delisted from the Nasdaq SmallCap Stock Market effective as of the close of business on August 6, 1998. The delisting process was temporarily delayed because we requested an oral review/hearing by the Nasdaq staff. The hearing was held in October 1, 1998 and we are awaiting a response from NASDAQ. Although we are challenging the delisting and have proposed a plan to regain compliance with the requirements for continued listing (of which this offering is a part), we cannot be sure that the shares will remain listed on The Nasdaq SmallCap Stock Market after completion of the review process. If the plan of compliance is rejected, the company's securities are subsequently delisted from the Nasdaq SmallCap Stock Market, trading, if any, in the company's securities would thereafter be conducted on the OTC Bulletin Board.

     On October 19, 1998, the short-term note payable by Tribco and Access to Blair was extended to June 21, 1999.

     On October 6, 1998, the long-term note payable to RRF by the company was extended to January 31, 2000.

     The proposed acquisition of the radio station in Annapolis, Maryland referred to in Note 19 above was abandoned in the fourth quarter of 1998.

22.  Basis of Presentation

     The Consolidated Balance Sheet as of August 31, 1998 and the Consolidated Statements of Operations for the nine-month periods ended August 31, 1998 and August 31, 1997, and the Consolidated Statements of Cash Flows have been prepared by the company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flow have been made. The results for the interim periods are not necessarily indicative of the results for a full year.

23.  Restatement (unaudited)

     The financial statements and related notes have been restated to give retroactive effective to a one-for-three reverse stock split on January 14, 1999.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24.  Indemnification of Directors and Officers.

     Article Fifteenth of the company's Articles of Incorporation, as amended, provides that the company shall indemnify its officers, directors, employees and agents to the full extent permitted by Section 78.751 of the General Corporation Law of Nevada ("GCL").

     Article Sixteenth of the company's Articles of Incorporation, as amended, provides for limitation of the personal liability of a director or officer to the company or its stockholders for damage for breach of his fiduciary duty as a director or officer, other than for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or for the payment of dividends in violation of Section 78.300 of the GCL, which generally states that dividends may be paid to stockholders from a corporation's excess of its assets over its liabilities.

     The company has obtained directors' and officers' insurance and company reimbursement policy in the amount of $1,000,000 (subject to a $100,000 per claim deductible). The policy insures directors and officers against unindemnified loss arising from certain wrongful acts in their capacities and would reimburse the company for such loss for which the company has lawfully indemnified the directors and officers.

Item 25.  Other Expenses of Issuance and Distribution.

     The following sets forth the estimated expenses payable in connection with the preparation and filing of this Registration:


          Securities and Exchange Commission Registration Fee...  $  2,144
          Nasdaq Listing Fee....................................     7,500
          *Printing and Engraving Expenses......................    50,000
          *Accounting Fees and Expenses.........................    40,000
          *Legal Fees and Expenses..............................    50,000
          *Blue Sky Fees and Expenses...........................    20,000
          **Transfer Agent's and Registrar's Fees and Expenses..     6,000
          Miscellaneous Expenses................................    10,000
                                                                  --------
                **Total.........................................  $185,644

* Estimate
** To be filed by amendment.

Item 26.  Recent Sales of Unregistered Securities.

     The following securities were issued by the company within the past three years and were not registered under the Securities Act of 1933, as amended (the "Act"). Each of the transactions is claimed to be exempt from registration with the Securities Exchange Commission pursuant to Section 4(2) of the Act as transactions by an issuer not involving a public offering. All of such securities are deemed to be restricted securities for the purposes of the Act. All certificates representing such issued and outstanding restricted securities of the company have been properly legended and the company has issued "stop transfer" instructions to its transfer agent with respect to such securities.

1. On May 17, 1996, the company issued to D.H. Blair Investment Banking Corp. ("DHBIB") an immediately exercisable warrant to purchase 133,330 shares of common stock exercisable at $7.50 per share.

     On May 21, 1996, the company issued to D.H. Blair Investment Banking Corp. an immediately exercisable warrant to purchase 66,000 shares of common stock exercisable at $7.50 per share.

2. On August 17, 1996, the company granted immediately exercisable options to purchase 3,333 shares of common stock to each of its then directors other than Mr. Ackerman (12 persons) under the company's Non-Discretionary Directors Stock Option Plan, exercisable at $4.785 per share.

3. On October 28, 1996, the company sold to a group of 15 private investors an aggregate of 66,000 shares of its $10 convertible preferred stock, each of which is convertible into 1.667 shares of common stock at $10.00 per share, and immediately exercisable warrants to purchase an aggregate of 266,666 shares of common stock exercisable at $6.00 per share. On that date the company also granted Wilbur L. Ross, Jr. an immediately exercisable option to purchase 66,000 shares of common stock under the company's Discretionary Directors and Officers Stock Option Plan, exercisable at $6.00 per share and granted 8 persons who became directors options to each purchase 1,666 shares of common stock under the company's Non-Discretionary Directors Stock Option Plan, exercisable at $6.00 per share. In connection with such transactions, the company issued 50,000 shares of its common stock, valued at $100,000, to Rothschild Inc. as consideration for investment banking services rendered by that firm.

4. On November 5, 1997, DPI and the company entered into a Loan Agreement with Rothschild Recovery Fund L.P. pursuant to which DPI borrowed $1,500,000 from Rothschild. In connection with the execution of the Loan Agreement, the company issued to Rothschild a five-year warrant to purchase, on or after February 28, 1998, 33,000 shares of common stock of the company at an initial exercise price of $6.75 per share (subject to adjustment).

5. In April 1998 the company issued 6,666 shares of newly authorized $10 convertible preferred stock, series 2, to Bershad Investment Group, L.P., for $200,000 in a transaction exempt from registration under the Securities Act of 1933 pursuant to

     Section 4(2) thereof. Each share of $10 convertible preferred stock, series 2, is convertible into 1.667 shares of common stock, subject to adjustments in certain circumstances.

Item 27.  Exhibits.


                                                                                Incorporated by        Exhibit No. in
 Exhibit                                                                        Reference from           Referenced
  Number                              Description                                Document (1)             Document
       3.1  Articles of Incorporation of the company (formerly known as                A                        3.1
            Applied Resources, Inc.), filed with the Secretary of State of the State of Nevada on May 20, 1986.
     3.1.1  Certificate of Amendment of the Articles of Incorporation of               A                      3.1.1
            the company, filed with the Secretary of State of the State of
            Nevada on December 8, 1987.
     3.1.2  Certificate of Amendment of the Articles of Incorporation of               B                      3.1.2
            the company, filed with the Secretary of State of Nevada on
            August 16, 1990.
     3.1.3  Certificate of Amendment of the Articles of Incorporation of               C                      3.1.3
            the company, filed with the Secretary of the State of Nevada on July 26, 1994.
       3.2  By-Laws of the company (as amended and restated).                          C                      3.2.1
       4.1  Form of Common Stock Certificate.                                          B                        4.1
       4.2  Form of 10% Preferred Stock Certificate.                                   B                        4.2
     4.2.1  Resolution of Board of Directors fixing the terms of the 10%               B                      4.2.1
            Convertible Preferred Stock.
     4.2.2  Resolution of Board of Directors fixing the terms of the 8%                C                      4.2.2
            Convertible Preferred Stock.
     4.2.3  Certificate of Amendment of Certificate of Designation of 8%               C                      4.2.4
            Convertible Preferred Stock.
     4.2.4  Resolution of Board of Directors fixing the terms of the 12%               C                      4.2.3
            Convertible Preferred Stock.
     4.2.5  Certificate of Designation of 12% Convertible Preferred Stock             **                        **
     4.2.6  Certificate of Designation of $10 Convertible Preferred Stock              H                      10.33
            (included as part of Exhibit 10.21).
       4.3  Form of Rights Certificate                                                **                        **
       4.4  Form of Promissory Note, dated as of December 31, 1998,                    *                         *
            between the company and each of Messrs. Ross, Weiss and Davis.


         5  Opinion of Piper & Marbury, L.L.P.                                         *                         *
         8  Opinion of Piper & Marbury, L.L.P. re:  Tax Matters                        *                         *
      10.1  1987 Stock Option Plan of the company, as amended.                         G                     10.1.1
      10.2  Discretionary Directors and Officers Stock Option Plan.                    C                     10.2.1
      10.3  Non-discretionary Directors Stock Option Plan.                             C                     10.2.2
      10.4  Stockholders' Agreement, dated as of October 13, 1988, between             D                        2.1
            Daniel Rattiner and the company.
      10.5  Agreement of Lease, dated October 31, 1988, between Daniel                 D                        2.4
            Rattiner and DP Acquisition Corp., as to building known as
            Dan's Papers, Ltd. Located on Montauk Highway, Bridgehampton,
            New York.
      10.6  Amendment of Lease, dated October 31, 1998, between Dan's                 **                        **
            Paper's Inc. (f/k/a D.P. Acquisition, Inc.) and Daniel
            Rattiner.
      10.7  Letter dated November 22, 1996 from the company to Daniel                  J                     10.4.4
            Rattiner regarding exercise of option to purchase stock of
            Dan's Papers, Ltd.
      10.8  Employment and Stockholders' Agreement dated as of November                K                     10.4.5
            25, 1997 by and between the company and Daniel Rattiner
      10.9  Employment Agreement, dated as of October 15, 1994, between                F                   10.7.3.1
            Michael Schenkler and the company.
     10.10  Amended and Restated Employment Agreement, dated October 28,               J                   10.7.4.1
            1996, between Jerry Finkelstein and the company.
     10.11  Stock Option Agreement dated September 1, 1993, between Jerry              C                      10.11
            Finkelstein and the company.
     10.12  Letter Agreement, dated June 15, 1990, between Dan's Papers,               B                      10.21
            Inc. and Dan's Papers, Ltd.
     10.13  Lease for space at 174-15 Horace Harding Expressway, Fresh                 B                      10.25
            Meadows, New York.
     10.14  Agreement of Lease dated January 28, 1993, between Furcraft                E                      10.24
            Associates, Inc. and the company.
     10.15  Agreement dated May 17, 1996 between D.H. Blair Investment                 H                      10.28
            Banking Corp. ("Blair") and the company.



     10.16  Loan Agreement dated May 21, 1995 among Blair, the company,                H                      10.29
            Tribco Incorporated ("Tribco") and Access Network Corp.
            ("Access").
     10.17  Waiver Agreement dated October 19, 1998, between Blair, the               **                        **
            company, Tribro and Access regarding Loan Agreement dated May
            21, 1996.
     10.18  $1,000,000 Promissory Note dated May 21, 1996 issued by the                H                      10.30
            company, Tribco and Access to the order of Blair.
     10.19  Warrant dated May 17, 1996, to purchase 400,000 shares of the              H                      10.31
            company's common stock issued by the company to Blair.
     10.20  Warrant dated May 21, 1996, to purchase 200,000 shares of the              H                      10.32
            company's common stock issued by the company to Blair.
     10.21  Form of Subscription Agreement made as of October 4, 1996                  H                      10.33
            among the company and persons designated therein as
            "Purchasers," including Exhibit 1 thereto, form of Certificate of Designation of $10.00 Convertible Preferred Stock, and
            Exhibit 2 thereto, form of Warrant.
     10.22  Loan Agreement dated as of November 5, 1997 by and between                 K                      10.34
            Rothschild Recovery Fund L.P. and Dan's Papers, Inc. and the
            company.
     10.23  Waiver Agreement dated October 6, 1998, between Rothschild                **                        **
            Recovery Fund L.P., Dan's Papers, Inc. and the company
            regarding Loan Agreement dated November 5, 1997.
     10.24  Program Services Agreement dated as of April 11, 1997, between             K                      10.36
            M.B.C. Incorporated and the company.
     10.25  Form of Standby Agreement dated January 12, 1998 among the                 *                         *
            company, Wilbur L. Ross, Jr., Melvyn I. Weiss and J. Morton
            Davis, as amended.
      16.1  Letter from Moore Stephens, P.C., dated March 4, 1997.                     I                       16.2
        21  Subsidiaries of the company.                                               K                         22
      23.1  Consent of Piper & Marbury L.L.P. (included in Exhibit 5).                 *                         *
      23.2  Consent of PricewaterhouseCoopers LLP (formerly Coopers &                  *                         *
            Lybrand L.L.P.)
        24  Power of Attorney (included on signature page)                            **                        **

Notes:


A     Annual Report of the company on Form 10-K for the
      year ended November 30, 1987.
B     Registration Statement of the company on Form S-1, No. 33-35484.
C     Registration Statement of the company on Form S-1, No. 33-46467.
D Current Report of the company on Form 8-K relating to events occurring on October 31, 1988.
E Annual Report of the company on Form 10-KSB for the year ended November 30, 1992.
F Annual Report of the company on Form 10-KSB for the year ended November 30, 1994.
G Annual Report of the company on Form 10-KSB for the year ended November 30, 1995.
H Quarterly Report of the company on Form 10-QSB for the quarter ended August 31, 1996.
I Current Report of the company on Form 8-K/A relating to event occurring on February 3, 1997.
J Annual Report of the company on Form 10-KSB/A for the year ended November 30, 1996.
K Annual Report of the company on Form 10-KSB for the year ended November 30, 1997.

*         Filed herewith.
**        Filed with prior version of this Registration Statement.
***       To be filed by amendment to this Registration Statement.

Item 28.  Undertakings.

     The undersigned Registrant hereby undertakes:

     (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the Underwriter during the subscription period, the amount of unsubscribed securities to be purchased by the Underwriter, and the terms of any subsequent reoffering thereof. If any public offering by the Underwriter is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

     (e) "Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as express in the Act and is, therefore, unenforceable.

     (f)(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14th day of January, 1999.

                           NEWS COMMUNICATIONS, INC.



                           By   /s/ Wilbur L. Ross, Jr.
                                --------------------------------------------
                                Wilbur L. Ross, Jr., Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, this to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            Signature                               Title                            Date
/s/ Wilbur L. Ross, Jr.            Director and Chief Executive Officer      January 14 , 1999
-------------------------------    (Principal Executive Officer)
Wilbur L. Ross, Jr.

                                   Director                                  January 14, 1999
-------------------------------
Jerry Finkelstein

/s/ Michael Schenkler              Director                                  January 14, 1999
-------------------------------
Michael Schenkler

/s/ Robert Berkowitz               Controller (Principal Financial and       January 14, 1999
-------------------------------    Accounting Officer)
Robert Berkowitz

                                   Director                                  January 14 , 1999
-------------------------------
Gary Ackerman

                                   Director                                  January 14, 1999
-------------------------------
Carl Bernstein

/s/ John Catsimatidis*             Director                                  January 14, 1999
-------------------------------
John Catsimatidis

/s/ Mark Dickstein*                Director                                  January 14, 1999
-------------------------------
Mark Dickstein

                                   Director                                  January 14, 1999
-------------------------------
Andrew J. Maloney


/s/ Robert E. Nederlander*         Director                                  January 14, 1999
-------------------------------
Robert E. Nederlander

/s/ Andrew J. Stein*               Director                                  January 14, 1999
-------------------------------
Andrew J. Stein

/s/ Sy Syms*                       Director                                  January 14, 1999
-------------------------------
Sy Syms

                                   Director                                  January 14, 1999
-------------------------------
Arthur Tarlow

                                   Director                                  January 14, 1999
-------------------------------
Hillel Weinberger

     /s/ Wilbur R. Ross, Jr.
* By:  -------------------------------
     Wibur L. Ross, Jr., as Attorney-in-Fact